Exhibit 99.2
SPHERE 3D CORP.

MANAGEMENT INFORMATION CIRCULAR
As at May 15, 2015

SOLICITATION OF PROXIES
This Management Information Circular (the “Circular”) is furnished to shareholders of Sphere 3D Corp. (the “Corporation” or “Sphere 3D”) in connection with the solicitation by and on behalf of the management of the Corporation of proxies to be used at the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held at The Conservatory Suite, St. Andrew’s Club & Conference Centre, 150 King Street West, Toronto, Ontario on Thursday, June 18, 2015 at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the “Notice”).
Solicitations may be made by mail and supplemented by telephone, internet, or other personal contact by the officers, employees or agents of the Corporation without special compensation. Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation materials to the beneficial owners of the common shares of the Corporation (the “Shares”). The cost of any such solicitation will be borne by the Corporation. The Corporation will not be relying on the notice and access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting.
The board of directors of the Corporation (the “Board”) has fixed the record date for the Meeting to be the close of business on May 11, 2015 (the “Record Date”). Shareholders of record as of the Record Date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to attend and represent such shareholder at the Meeting other than those persons named in the enclosed form of proxy. Such right may be exercised by striking out the printed names and inserting such other person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy. A form of proxy will not be valid unless it is completed, dated, signed and delivered to the office of the registrar and transfer agent of the Corporation, TMX Equity Transfer Services, Attention: Proxy Department, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, fax number (416) 595-9593, not less than 48 hours (excluding Saturday, Sunday and statutory holidays in the province of Ontario) preceding the Meeting or an adjournment or postponement of the Meeting.
A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy.
A proxy may be revoked by depositing an instrument in writing, executed by the shareholder or his or her attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or signed by a duly authorized officer or attorney for the corporation at the registered office of the Corporation, 240 Matheson Blvd. East, Toronto, Ontario, L4Z 1X1, at any time, up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, and upon either of such deposits, the proxy is revoked.

In addition, a proxy may be revoked by the shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation within the time period set out under the heading “Voting of Proxies”, or by the shareholder personally attending the Meeting or any adjournment thereof and voting his or her Shares in accordance with the procedures set out herein. Any revocation made or delivered at the Meeting or any adjournment thereof shall be valid only with respect to matters not yet dealt with at the time such revocation is received by the Chair of the Meeting.
VOTING OF PROXIES
All Shares represented at the Meeting by properly executed proxies will be voted and where a choice, including the choice to withhold from voting, with respect to any matter to be acted upon has been specified in the form of proxy, the Shares represented by the proxy will be voted in accordance with such specifications on any ballot that may be called for. In the absence of any such specifications, the management designees, if named as proxy, will vote FOR of all the matters set out herein.
The enclosed form of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. At the date of this Circular, the Corporation is not aware of any amendments to, or variations of, or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.
Proxies, to be valid, must be deposited at the office of Equity Financial Trust Company, Attention: Proxy Department, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, fax number (416) 595-9593, not less than 48 hours (excluding Saturday, Sunday and statutory holidays in the province of Ontario) preceding the Meeting or an adjournment of the Meeting.
ADVICE TO NON-REGISTERED SHAREHOLDERS ON VOTING THEIR SHARES
The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold their Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Circular as “Non-Registered Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, bank, trust company or other intermediary (an “Intermediary”) then, in almost all cases, those Shares will not be registered in such shareholder’s name on the records of the Corporation. Such Shares will generally be registered under the name of the nominee of a clearing agency in which such Intermediary participates or, more rarely, in the name of the Intermediary. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of CDS Clearing and Depository Services Inc.). Shares of Non-Registered Shareholders can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries and nominees are prohibited from voting Shares held by Non-Registered Shareholders. Therefore, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and indicated on the materials provided to them, and ensure that instructions respecting the Meeting and the voting of their Shares are communicated to the appropriate person.
Applicable securities legislation requires Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Shares are voted at the Meeting. If you are a Non-Registered Shareholder, in addition to the Notice of Meeting accompanying this Circular, you also received, depending on the Intermediary through which your Shares are held, either a voting instruction form which must be completed and returned in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted) or a form of proxy which has already been signed or stamped with a facsimile signature of the Intermediary and which is restricted as to the number of Shares beneficially owned by you. Non-Registered Shareholders who receive voting instruction forms, forms of proxy or other voting materials from an Intermediary should complete and return such materials in accordance with the instructions accompanying the materials in order to properly vote their Shares.

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares not registered in its name, a Non-Registered Shareholder may attend at the Meeting as proxyholder for the registered holder of its Shares and vote such Shares in that capacity. Non-Registered Shareholders who wish to attend the Meeting and vote their Shares as proxyholder for the registered holder of their Shares should carefully follow the instructions of their Intermediaries and indicated on the materials provided to them.
Proxy-related materials in connection with the Meeting are being sent to both registered and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from your Intermediary. By choosing to send these materials to you directly, the issuer (and not the Intermediary) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Corporation is authorized to issue an unlimited number of Shares, of which, as of the Record Date, there were 35,117,453 Shares issued and outstanding and entitled to vote at the Meeting on the basis of one vote for each Share held.
The holders of Shares of record at the close of business on the Record Date are entitled to vote such Shares at the Meeting on the basis of one vote for each Share held.
To the knowledge of the directors and officers of the Corporation, as of the date hereof, the following persons beneficially own, control or direct, directly or indirectly, more than 10% of the issued and outstanding Shares:

Name of Shareholder	Number of Shares	Percentage of Shares
Cyrus Capital Partners, L.P. managed funds and affiliates(1)	5,939,215	16.91%

(1)
Information was obtained from Cyrus Capital Partners, L.P. (“Cyrus”). Certain funds and affiliates managed by Cyrus (the “Cyrus Entities”), directly and indirectly, beneficially owns an aggregate of 5,939,215 Shares, including the right to acquire an additional 2,886,955 Shares upon exercise of certain convertible securities, representing approximately 23.2% of all issued and outstanding Shares as at the date hereof, calculated on a partially diluted basis assuming the exercise of the convertible securities beneficially owned by the Cyrus Entities only.

PARTICULARS OF MATTERS TO BE ACTED UPON
To the knowledge of the Corporation’s directors, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to (i) the receipt of the financial statements and auditors’ report thereon; (ii) the election of directors; (iii) the appointment of auditors, (iv) the adoption of the 2015 performance incentive plan; and (v) the adoption of the employee stock purchase plan.
The election of directors, the appointment of auditors, the adoption of the 2015 performance incentive plan, and the adoption of the employee stock purchase plan will each be determined by a majority of votes cast at the meeting by proxy or in person. The Corporation's by-laws provide that a quorum at the Meeting shall consist of not less than two persons present in person or by proxy.
I.    Presentation of the Audited Annual Financial Statements

Management, on behalf of the Board, will submit to the shareholders at the Meeting the Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2014, including the Auditor’s Report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The Consolidated Financial Statements, including the Auditor’s Report thereon, have been mailed to shareholders who requested them.
II.    Election of Directors

The Board presently consists of seven directors, all of whom are elected annually. The Board has fixed the number of directors to be elected at the Meeting at seven. It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed pursuant to the Business Corporations Act (Ontario) and the constating documents of the Corporation, unless his office is earlier vacated. It is the intention of the management designees, if named as proxy, to vote FOR the election of said persons to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favor of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his or her proxy that his or her Shares are to be withheld from voting in the election of directors.

The following table sets out the names of persons proposed to be nominated by management for election as a director; all positions and offices with the Corporation held by them; their principal occupation for the last five years; the periods during which they have served as a director; and the number of Shares beneficially owned or controlled, directly or indirectly, by them or over which control or direction is exercised, as of the date hereof.

Name, Position and Province/State and Country of Residence	Director Since (1)	Principal Occupation	Holding of Outstanding Common Shares (2)
Peter Ashkin (4), (5), (6), (7) Director California, USA	January 16, 2012	Managing Partner, Baker, Cook and Constable LLC (formerly Peter Ashkin Consulting) Owner and Operator, Red Head Ranch LLC	30,000 / 0.09%
Mario Biasini (3) Director Ontario, Canada	October 21, 2009	Founder and President, Promotion Depot Inc. Former President, Sphere 3D Corp.	2,746,429 / 7.82%
Daniel Bordessa (4),(5) Director Grand Cayman, Cayman Islands	December 1, 2014	Partner, Cyrus Capital Partners, L.P.	0 / 0%
Glenn M. Bowman (4),(5),(6),(7) Director Ontario, Canada	January 16, 2012	Managing Director, CCC Investment Banking Former Managing Partner, Capital Canada Limited	50,000 / 0.14%
Eric L. Kelly Chief Executive Officer, Director and Chairman California, USA	July 15, 2013	Chief Executive Officer, Sphere 3D Corp. Former President and Chief Executive Officer, Overland Storage, Inc.	271,681 / 0.77%
Vivekanand Mahadevan (4),(6),(7) Director California, USA	December 1, 2014	Chief Executive Officer, Dev Solutions, Inc. Former Chief Strategy Officer, NetApp Former Vice President, Marketing, LSI Corporation	92 / 0.0003%
Peter Tassiopoulos President, Director and Vice Chairman Ontario, Canada	March 7, 2014	President, Sphere 3D Corp. Former Chief Executive Officer, Sphere 3D Corp. Former Chief Executive Officer, BioSign Technologies Inc. Former Independent Consultant	100,000 / 0.28%
________________________

(1)	Includes period as Director of the predecessor corporation, Sphere 3D Inc.

(2)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(3)
Includes 1,146,429 Shares held directly by Mr. Biasini, 300,000 Shares held indirectly through his wife, Sandra Biasini, 300,000 Shares held indirectly in trust for his daughter, Vanessa Biasini, and 1,000,000 Shares held indirectly by his wholly-owned corporation, Promotion Depot Inc.

(4)	Independent director. See “Corporate Governance - Board of Directors”.

(5)	Member of Audit Committee.

(6)	Member of Compensation Committee.

(7)	Member of the Nominating and Governance Committee.

Management recommends voting FOR the resolution to elect the nominated directors.

Further information about each proposed nominee for director is set out below:
Peter Ashkin, Director
Mr. Ashkin is a current member of the Board and also serves as the Chair of its Compensation Committee. Mr. Ashkin is Managing Partner of Baker, Cook and Constable LLC (formerly Peter Ashkin Consulting), based in Paso Robles, California, a consulting agency that focuses on high-tech start-up companies. Mr. Ashkin also owns and operates Red Head Ranch LLC in Paso Robles, California, a producer of award winning wines. Previously, Mr. Ashkin served as President of the Technology Group for CanWest Mediaworks (2004 - 2006), at that time, Canada’s largest media company, with multiple locations across Canada consisting of newspapers, broadcast television and cable. Prior to CanWest, Mr. Ashkin served as President of Product Strategy for AOL (America Online) (2001 - 2004), at that time, the world’s largest Internet provider. Mr. Ashkin also served as Senior Vice President and Chief Technology Officer of Gateway Computer (1998 - 2001) and prior thereto a number of senior and executive management positions at both Toshiba Corporation and Apple Inc.

Mario Biasini, President and Director
Mr. Biasini has been a director of the Corporation since he co-founded the business in October 2009 and formerly served as President until December 1, 2014. Mr. Biasini is also the founder and President of Promotion Depot Inc., a private company in the graphic arts, lithographic printing, digital reproductions and promotional product industry. Founded in 2003, Promotion Depot is an innovative printing and promotion specialties company that has worked with Fortune 500 companies in Canada and the U.S., including LG Electronics, Samsung, I Travel 2000, Novartis Consumer Health, Dairy Queen and Mentos. Mr. Biasini has over 20 years of operations management and industry contacts.

Daniel Bordessa, Director
Mr. Bordessa is a current member of the Board and is currently a partner of, and has been employed by, Cyrus Capital Partners, L.P., since March 2005. Prior to joining Cyrus, Mr. Bordessa was an Executive Director at Lazard where he was responsible for providing restructuring and mergers and acquisitions advice. Mr. Bordessa currently sits on the board of directors of High Artic Energy Services, Inc., an international oilfield services contractor specializing in underbalanced drilling with operations in Western Canada and Papua New Guinea, and is a member of the audit and remuneration committees (since 2011). Mr. Bordessa is also a board member of several privately-held companies.

Glenn M. Bowman, Director
Mr. Bowman is a current member of the Board and serves as the Chair of the Audit Committee. Mr. Bowman, FCPA, FCA, is Managing Director with CCC Investment Banking. Mr. Bowman was Managing Partner with Capital Canada Limited from 2003 to 2014; a provider of investment banking services to predominantly mid-market companies, since 2003. Mr. Bowman is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Bowman’s responsibilities at Capital Canada included investment banking, financial advisory work (including fairness opinions and business and securities valuations), and financial restructuring services. Mr. Bowman has extensive experience in a wide range of topics including mergers and acquisitions, private placements of debt and equity and preparation and assessment of financial forecasts. Mr. Bowman currently serves on the board of directors of Rockcliff Resources Inc., a Canadian resource exploration company, and a member of its audit committee (since 2010) and as a member of the board of directors of WireIE Holdings International Inc. (privately held), a global provider of IP based broadband wireless network solutions. Mr. Bowman previously served as Chairman of Alliance Financing Group Inc. (renamed Stream Ventures Inc.).

Eric L. Kelly, Chief Executive Officer, Chairman and Director
Mr. Kelly is a current member of the Board, has served as its Chairman since July 2013, and also serves as its Chief Executive Officer since December 1, 2014. Mr. Kelly formerly served as Chief Executive Officer of Overland since January 2009, President and Chief Executive Officer of Overland Storage, Inc. since January 2010 and has been a member of Overland Storage, Inc.’s board of directors since November 2007. Mr. Kelly currently serves on the U.S. Department of Commerce’s Manufacturing Council, and the White House’s Advance Manufacturing Partnership, where he offers advice and counsel to the Obama Administration on strategies and policy recommendations on ways to promote and advance U.S. manufacturing. He also participates on advisory boards for the University of San Francisco and San Francisco State University. Mr. Kelly has spent over 30 years in computer technology developing distinct operational, marketing and sales expertise. His previous corporate affiliations include Adaptec Inc., Maxtor Corp., Dell Computer Corp., Diamond Multimedia, Conner Peripherals and IBM.

Vivekanand Mahadevan, Director
Mr. Mahadevan, also known as Vic, is a current member of the Board and also serves as the Chair of the Nominating and Governance Committee. Mr. Mahadevan has been the Chief Executive Officer of Dev Solutions, Inc., a consulting firm that helps technology startups build next-generation market leaders in data analytics, security, storage and cloud markets since March 2012. Mr. Mahadevan was the Chief Strategy Officer for NetApp, Inc., a supplier of enterprise storage and data management software and hardware products and services, from November 2010 until February 2012. Prior to that time served as Vice President of Marketing for LSI Corporation, an electronics company that designs semiconductors and software that accelerate storage and networking, from January 2009 to September 2010. Prior to LSI Corporation, he was Chief Executive Officer for Deeya Energy, Inc., and has also held senior management positions with leading storage and systems management companies including BMC Software, Compaq, Ivita, and Maxxan Systems. Mr. Mahadevan currently serves on the board of directors of Violin Memory, Inc., a supplier of all-flash storage and data management products, and is a member of its audit committee (since 2014).

Peter Tassiopoulos, President, Vice Chairman and Director
Mr. Tassiopoulos is a current member of the Board and has served as President of the Corporation since December 1, 2014. Mr. Tassiopoulos served as the Chief Executive Officer of the Corporation from March 2013 until December 1, 2014. Mr. Tassiopoulos has extensive experience in information technology business development and global sales as well as a successful track record leading early-stage technology companies. He has been actively involved as a business consultant over the past 10 years, including acting as Chief Operating Officer and then Chief Executive Officer of BioSign Technologies Inc. from September 2009 to April 2011 and Chief Executive Officer of IgeaCare Systems Inc. from February 2003 to December 2008. Mr. Tassiopoulos currently serves on the board of directors of Argentium Resources, Inc., a Canada-based mineral exploration company.

Certain Nominating and Voting Rights

The Corporation entered into a Board Nominating Right Agreement dated July 15, 2013 whereby Mr. Kelly shall be entitled to nominate one director of the Corporation (the “Kelly Nominee”) provided Mr. Kelly and persons affiliated with Mr. Kelly collectively own (or have a right to acquire) 1,850,000 or more Shares. Mr. Kelly shall serve as the Kelly Nominee unless he is unable to serve in such capacity.

Certain shareholders of the Corporation, including Mario Biasini, Mario Biasini ITF Vanessa Biasini, Sandra Biasini, Promotion Depot Inc., John Morelli, Peter Tassiopoulos, Pamela Shier, Gus Garisto, Elizabeth Gargiulo and Paul Di Lucia, holding 6,815,000 Shares representing approximately 19.4% of the issued and outstanding shares as of the date hereof, have entered into a Voting Agreement with Mr. Kelly whereby they would agree to vote in favor of the Kelly Nominee at all meetings where directors are appointed.

Except as otherwise stated above, there are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which a nominee is to be elected as a director.

Additional Disclosure Relating to Directors
Except as set out below in “Bankruptcies”, to the knowledge of the Corporation, no proposed director of the Corporation:

(a)
is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes hereof, “order” means:

i.	a cease trade order;

ii.	an order similar to a cease trade order; or

iii.	an order that denied the relevant company access to any exemption under securities legislation, that was in effect for more than 30 consecutive days.

(b)
is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Bankruptcies
Mr. Bordessa was a director of DesignLine Corporation, a private Delaware corporation involved in the transportation manufacturing sector, between February 2013 and March 2013 and was appointed to the director seat as a representative of Cyrus Capital Partners, L.P. Cyrus Capital Partners, L.P., is the investment manager for certain funds that are the senior secured debt providers, preferred shareholder and a significant shareholder (on a fully diluted basis) of DesignLine Corporation. In August 2013 DesignLine Corporation, with the agreement of Cyrus Capital Partners, L.P., filed for creditor protection under Chapter 11 of the United States Bankruptcy Code.
Mr. Bordessa was a director of Angel Mining plc between August 21, 2009 and October 22, 2012 and was appointed to the director seat as a representative of Cyrus Capital Partners, L.P. Cyrus Capital Partners, L.P., is the investment manager for certain funds that are the senior secured debt providers and largest shareholder (on a fully diluted basis) of Angel Mining plc. On March 1, 2013 Angel Mining plc, with the agreement of Cyrus Capital Partners, L.P., appointed the administrators Cork Gully LLP in the United Kingdom as a result of liquidity issues at its subsidiaries.

III.    Appointment of Auditors
The persons named in the enclosed form of proxy intend to vote for the appointment of Moss Adams LLP (“Moss Adams”) as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix the auditors’ remuneration. The engagement of Moss Adams was approved by our Audit Committee and by our Board. Moss Adams has served as the Corporation's auditors since January 30, 2015. On the representations of the said auditors, neither that firm nor any of its partners has any direct financial interest nor any material indirect financial interest in the Corporation or any of its subsidiaries nor has had any connection during the past three years with the Corporation or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee.
Prior to the engagement of Moss Adams, Collins Barrow Toronto LLP, Chartered Accountants, of Toronto, Ontario, (“Collins Barrow”) served as the Corporation's auditors since December 1, 2011, and Grant Thornton LLP served as auditors since the Corporation’s predecessor company, T.B. Mining, became a public company under Canadian securities law in May 2010. On January 30, 2015, at the request of the Corporation, Collins Barrow resigned as auditors of the Corporation. The resignation was approved by our Audit Committee and by our Board. There have been no reservations in the reports of Collins Barrow in connection with the audits of the 2012 or 2013 fiscal years. There are no reportable events, including disagreements, consultations or unresolved issues, as such terms are defined in National Instrument 51-102 - Continuous Disclosure Obligations. See “Appendix A - Change of Auditor Reporting Package” for a copy of the reporting package in respect of such change of auditor. The reporting package consists of (i) the Notice of Change of Auditor; (ii) the letter from Collins Barrow as former auditor; and (iii) the letter from Moss Adams as successor auditor.

Additional information on our auditors is available in our annual information form for the year ended December 31, 2014 (the “AIF”) under the heading “Audit Committee Information”. Our AIF is available on SEDAR at www.sedar.com.

Management recommends voting FOR the resolution to appoint Moss Adams LLP, Certified Public Accountants, as the Corporation’s auditors and to authorize the Board to fix their remuneration.

IV.	Approval of the Corporation’s 2015 Performance Incentive Plan
At the Meeting, shareholders will be asked to approve the Sphere 3D Corp. 2015 Performance Incentive Plan (the “2015 Plan”), which was adopted, subject to shareholder approval, by the Board on May 15, 2015. The persons named in the enclosed form of proxy intend to vote for approval of the Corporations 2015 Performance Incentive Plan.
The Corporation believes that incentives and stock-based awards focus employees on the objective of creating shareholder value and promoting the success of the Corporation, and that incentive compensation plans like the proposed 2015 Plan are an important attraction, retention and motivation tool for participants in the plan.
The Corporation currently maintains the Sphere 3D Corp. Second Amended and Restated Stock Option Plan (the “Prior Plan”). As of May 15, 2015, a total of 3,075,167 of the Corporation’s common shares were then subject to outstanding awards granted under the Prior Plan, and an additional 997, 082 of the Corporation’s common shares were then available for new award grants under the Prior Plan.
The Board believes that the types of awards and number of shares currently available under the Prior Plan do not give the Corporation sufficient authority and flexibility to adequately provide for future incentives. If shareholders approve the 2015 Plan, no new awards will be granted under the Prior Plan after the Meeting. In that case, the number of the Corporation’s common shares that remain available for award grants under the Prior Plan immediately prior to the Meeting will become available for award grants under the 2015 Plan. An additional 7,793,233 Corporation common shares will also be made available for award grants under the 2015 Plan, so that if shareholders approve the 2015 Plan, a maximum of 8,790,315 shares will initially be available for award grants under that plan. In addition, if shareholders approve the 2015 Plan, any of the Corporation’s common shares subject to outstanding options under the Prior Plan that expire, are cancelled, or otherwise terminate after the Meeting will also be available for award grant purposes under the 2015 Plan.

If shareholders do not approve the 2015 Plan, the Corporation will continue to have the authority to grant awards under the Prior Plan. If shareholders approve the 2015 Plan, the termination of our grant authority under the Prior Plan will not affect awards then outstanding under that plan.
Summary Description of the 2015 Performance Incentive Plan
The principal terms of the 2015 Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2015 Plan, which appears as Appendix B to this Proxy Statement.
Purpose. The purpose of the 2015 Plan is to promote the success of the Corporation and the interests of our shareholders by providing an additional means for us to attract, motivate, retain and reward selected employees and other eligible persons through the grant of awards. Equity-based awards are also intended to further align the interests of award recipients and our shareholders.
Administration. Our Board of Directors or one or more committees appointed by our Board of Directors (in the manner and on the terms authorized by the Board) will administer the 2015 Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted, to the extent permitted by applicable laws. (The appropriate acting body, be it the Board, a committee within its delegated authority, or an officer within his or her delegated authority, is referred to in this proposal as the “Administrator”).
Subject to the express provisions of the 2015 Plan and applicable laws, the Administrator has broad authority under the 2015 Plan, including, without limitation, the authority:

•	to select eligible participants and determine the type(s) of award(s) that they are to receive;

•
to grant awards and determine the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and, in the case of share-based awards, the number of shares to be offered or awarded;

•
to determine any applicable vesting and exercise conditions for awards (including any applicable performance-based vesting or exercisability conditions) and the extent to which such conditions have been satisfied, or determine that no delayed vesting or exercise is required, and to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;

•	to cancel, modify, or waive the Corporation’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents;

•	subject to the other provisions of the 2015 Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award;

•
to determine the method of payment of any purchase price for an award or Corporation common shares delivered under the 2015 Plan, as well as any tax-related items with respect to an award, which may be in the form of cash, check, or electronic funds transfer, by the delivery of already-owned Corporation common shares or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law;

•
to modify the terms and conditions of any award, establish sub-plans and agreements and determine different terms and conditions that the Administrator deems necessary or advisable to comply with laws in the countries where the Corporation or one of its subsidiaries operates or where one or more eligible participants reside or provide services;

•	to approve the form of any award agreements used under the 2015 Plan; and

•	to construe and interpret the 2015 Plan, make rules for the administration of the 2015 Plan, and make all other determinations necessary or advisable for the administration of the 2015 Plan.

No Repricing. In no case (except due to an adjustment to reflect a stock split or other event referred to under “Adjustments” below, or any repricing that may be approved by shareholders) will the Administrator (1) amend an outstanding stock option or stock appreciation right to reduce the exercise price or base price of the award, (2) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for an option or stock appreciation right with an exercise or base price that is less than the exercise or base price of the original award.
Eligibility. Persons eligible to receive awards under the 2015 Plan include officers or employees of the Corporation or any of its subsidiaries, directors of the Corporation, and certain consultants and advisors to the Corporation or any of its subsidiaries. Currently, approximately 500 officers and employees of the Corporation and its subsidiaries (including all of the Corporation’s named executive officers), and each of the Corporation’s four non-employee directors, are considered eligible under the 2015 Plan.
Authorized Shares; Limits on Awards. The maximum number of the Corporation’s common shares that may be issued or transferred pursuant to awards under the 2015 Plan equals the sum of: (1) 7,793,233 shares, plus (2) the number of shares available for additional award grant purposes under the Prior Plan as of the date of the shareholders approve the 2015 Plan (the “Shareholder Approval Date”) and determined immediately prior to the termination of the authority to grant new awards under that plan as of the Shareholder Approval Date, plus (3) the number of any shares subject to stock options granted under the Prior Plan and outstanding as of the Shareholder Approval Date which expire, or for any reason are cancelled or terminated, after the Shareholder Approval Date without being exercised (such total number of shares, the “Share Limit”). As of May 15, 2015, approximately 997,082 shares were available for additional award grant purposes under the Prior Plan, and approximately 3,075,167 shares were subject to options then outstanding under the Prior Plan. As noted above, no additional awards will be granted under the Prior Plan if shareholders approve the 2015 Plan.
The following other limits are also contained in the 2015 Plan:

•	The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan is 7,793,233 shares.

•	The maximum number of shares subject to those options and stock appreciation rights that are granted under the plan during any one calendar year to any one individual is 2,000,000 shares.

•
The maximum number of shares subject to “Qualified Performance-Based Awards” under Section 5.2 of the 2015 Plan (as described in more detail below) granted during any one calendar year to any one participant (including Qualified Performance-Based Awards payable in shares and Qualified Performance-Based Awards payable in cash upon or following vesting of the award where the amount of such payment is determined with reference to the fair market value of a share at such time) is 2,000,000 shares (counting such shares on a one-for-one basis for this purpose). The maximum amount that may be paid to any one participant in respect of all Qualified Performance-Based Awards payable only in cash (other than the cash awards referred to in the preceding sentence) and granted to that participant in any one calendar year is $5,000,000.

Except as provided in the next sentence, shares that are subject to or underlie awards granted under the 2015 Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2015 Plan shall again be available for subsequent awards under the 2015 Plan. Shares that are exchanged by a participant or withheld by the Corporation as full or partial payment in connection with any award granted under the 2015 Plan, as well as any shares exchanged by a participant or withheld by the Corporation or one of its subsidiaries to satisfy the tax withholding obligations related to any award granted under the 2015 Plan, shall be available for subsequent awards under the 2015 Plan. To the extent that an award granted under the 2015 Plan is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under the 2015 Plan. In the event that shares are delivered in respect of a dividend equivalent right granted under the 2015 Plan, the number of shares actually delivered with respect to the award shall be counted against the share limits of the 2015 Plan. To the extent that shares are delivered pursuant to the exercise of a stock appreciation right or stock option granted under this Plan, the number of shares actually delivered with respect to the award shall be counted against the share limits of the 2015 Plan. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 15,000 shares shall be charged against the Share Limit with respect to such exercise.) In addition, the 2015 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of the Corporation through the assumption of awards (or in substitution for awards) in connection with an acquisition of another Corporation will not count against the shares available for issuance under the 2015 Plan. The Corporation may not increase the applicable share limits of the 2015 Plan by repurchasing Corporation common shares on the market (by using cash received through the exercise of stock options or otherwise).
Types of Awards. The 2015 Plan authorizes stock options, stock appreciation rights, and other forms of awards granted or denominated in the Corporation’s common shares or units of the Corporation’s common shares, as well as cash bonus awards. The 2015 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be structured to be paid or settled in cash.
A stock option is the right to purchase Corporation common shares at a future date at a specified price per share (the “exercise price”). The per share exercise price of an option generally may not be less than the fair market value of a Corporation common share on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under “Federal Income Tax Consequences of Awards Under the 2015 Plan” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2015 Plan. Incentive stock options may only be granted to employees of the Corporation or a subsidiary.
A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of a Corporation common share on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally may not be less than the fair market value of a Corporation common share on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant. Options and stock appreciation rights may be fully vested at grant or may be subject to time- and/or performance-based vesting requirements.
The other types of awards that may be granted under the 2015 Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units or phantom stock (which are contractual rights to receive shares of stock, or cash based on the fair market value of a share of stock), dividend equivalents which represent the right to receive a payment based on the dividends paid on a share of stock over a stated period of time, or similar rights to purchase or acquire shares, and cash awards.
Any awards under the 2015 Plan may be fully-vested at grant or may be subject to time- and/or performance-based vesting requirements.
Qualified Performance-Based Awards. Under Section 162(m) of the U.S. Internal Revenue Code (“Section 162(m)”) a public corporation generally cannot take a tax deduction in any tax year for compensation it pays to its Chief Executive Officer and certain other executive officers in excess of $1 million. Compensation that qualifies as “performance-based” under Section 162(m), however, is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals under a plan approved by the corporation’s shareholders.
The Administrator may grant awards under the 2015 Plan that are intended to be performance-based awards within the meaning of Section 162(m). Stock options and stock appreciation rights may qualify as performance-based awards within the meaning of Section 162(m). In addition, other types of awards authorized under the 2015 Plan (such as restricted stock, performance stock, stock units, and cash bonus opportunities) may be granted with performance-based vesting requirements and intended to qualify as performance-based awards within the meaning of Section 162(m) (“Qualified Performance-Based Awards”). While the Administrator may grant awards under the 2015 Plan that qualify (or are intended to qualify) as performance-based awards within the meaning of Section 162(m), nothing requires that any award qualify as “performance-based” within the meaning of Section 162(m) or otherwise be deductible for tax purposes.
The vesting or payment of Qualified Performance-Based Awards will depend on the absolute or relative performance of the Corporation on a consolidated, subsidiary, segment, division, or business unit basis. The Administrator will establish the criterion or criteria and target(s) on which performance will be measured. To qualify an award as performance-based under Section 162(m), the Administrator must consist solely of two or more outside directors (as this requirement is applied under Section 162(m)), the Administrator must establish criteria and targets in advance of applicable deadlines under Section 162(m) and while the attainment of the performance targets remains substantially uncertain, and the Administrator must certify that any applicable performance goals and other material terms of the grant were satisfied. The performance criteria that the Administrator may use for this purpose will include one or more of the following: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), stock price, total shareholder return, gross revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, depreciation and/or amortization), return on equity or on assets or on net investment, cost containment or reduction, or any combination thereof. The performance measurement period with respect to an award may range from three months to ten years. The terms of the Qualified Performance-Based Awards may specify the manner, if any, in which performance targets shall be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other items specified by the Administrator at the time of establishing the goals.
Qualified Performance-Based Awards may be paid in stock or in cash (in either case, subject to the limits described under the heading “Authorized Shares; Limits on Awards” above). The Administrator has discretion to determine the performance target or targets and any other restrictions or other limitations of Qualified Performance-Based Awards and may reserve discretion to reduce payments below maximum award limits.
Dividend Equivalents; Deferrals.  Subject to applicable laws, the Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that awards under the 2015 Plan (other than options or stock appreciation rights), and/or deferrals, earn dividends or dividend equivalents based on the amount of dividends paid on outstanding Corporation common shares, provided that as to any dividend equivalent rights granted in connection with an award granted under the 2015 Plan that is subject to performance-based vesting requirements, no dividend equivalent payment will be made unless the related performance-based vesting conditions of the award are satisfied (or, in the case of a restricted stock or similar award where the dividend must be paid as a matter of law, the dividend payment will be subject to forfeiture or repayment, as the case may be, if the related performance-based vesting conditions are not satisfied).
Assumption and Termination of Awards. If an event occurs in which the Corporation does not survive (or does not survive as a public corporation in respect of its common shares), including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of the Corporation, awards then-outstanding under the 2015 Plan will not automatically become fully vested pursuant to the provisions of the 2015 Plan so long as such awards are assumed, substituted for or otherwise continued. However, if awards then-outstanding under the 2015 Plan are to be terminated in such circumstances (without being assumed or substituted for), such awards would generally become fully vested, subject to any exceptions that the Administrator may provide for in an applicable award agreement. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2015 Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event or in connection with a termination of the award holder’s employment.
Transfer Restrictions. Subject to certain exceptions contained in Section 5.7 of the 2015 Plan, awards under the 2015 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and are not made for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting securities are held by the award recipient or by the recipient’s family members).
Adjustments. As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2015 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, amalgamations, combinations, conversions, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders.
No Limit on Other Authority. Except as expressly provided with respect to the termination of the authority to grant new awards under the Prior Plan if shareholders approve the 2015 Plan, the 2015 Plan does not limit the authority of the Board or any committee to grant awards or authorize any other compensation, with or without reference to the Corporation’s common shares, under any other plan or authority.
Termination of or Changes to the 2015 Plan. The Board may amend or terminate the 2015 Plan at any time and in any manner. Shareholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by the Board. Unless terminated earlier by the Board and subject to any extension that may be approved by shareholders, the authority to grant new awards under the 2015 Plan will terminate on May 14, 2025. Outstanding awards, as well as the Administrator’s authority with respect thereto, generally will continue following the expiration or termination of the plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.
U.S. Federal Income Tax Consequences of Awards under the 2015 Plan
The U.S. federal income tax consequences of the 2015 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2015 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the U.S. Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences (including the treatment of awards under Canadian tax laws).
With respect to nonqualified stock options, the Corporation is generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, the Corporation is generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.
The current federal income tax consequences of other awards authorized under the 2015 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the Corporation will generally have a corresponding deduction at the time the participant recognizes income.
If an award is accelerated under the 2015 Plan in connection with a “change in control” (as this term is used under the U.S. Internal Revenue Code), the Corporation may not be permitted to deduct the portion of the compensation attributable to the acceleration (“parachute payments”) if it exceeds certain threshold limits under the U.S. Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, the aggregate compensation in excess of $1,000,000 attributable to awards that are not “performance-based” within the meaning of Section 162(m) may not be permitted to be deducted by the Corporation in certain circumstances.

Specific Benefits under the 2015 Performance Incentive Plan
The Corporation has not approved any awards that are conditioned upon shareholder approval of the 2015 Plan. The Corporation is not currently considering any other specific award grants under the 2015 Plan. If the 2015 Plan had been in existence in fiscal 2014, the Corporation expects that its award grants for fiscal 2014 would not have been substantially different from those actually made in that year under the Prior Plan. For information regarding stock-based awards granted to the Corporation’s named executive officers during fiscal 2014, see the material under the heading “Executive Compensation” below.
The closing market price for a Corporation common share as of May 15, 2015 was $3.84 per share.

EQUITY COMPENSATION PLAN INFORMATION
The Corporation currently maintains one equity compensation plan, the Prior Plan. This plan has been approved by the Corporation’s shareholders. Shareholders are also being asked to approve a new equity compensation plan, the 2015 Plan, as described above.
The following table sets forth, for the Prior Plan, the number of the Corporation’s common shares subject to outstanding awards, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of December 31, 2014.

Plan category	Number of shares of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares of Common Shares remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders	3,226,667(1)	$2.13(2)	997,082(3)
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	3,226,667	$2.13	997,082
________________________
(1) All of these shares were subject to options then outstanding under the Prior Plan. This table does not include the equity awards we assumed in connection with our acquisition of Overland Storage, Inc. in December 2014. As of December 31, 2014, an additional 165,860 of our common shares were subject to outstanding stock options we assumed in the acquisition (at a weighted average exercise price of $17.13 per share), and an additional 672,621 of our common shares were subject to outstanding restricted stock units we assumed in the acquisition (including certain restricted stock units that were vested but had not yet been paid as of that date).
(2) The dollar amounts reported in this column are presented after conversion from Canadian dollars to U.S. dollars based on an exchange rate of 0.905 Canadian dollars to one U.S. dollar (which is the average conversion rate in effect for 2014).
(3) These shares were available for future issuance under the Prior Plan. No new awards will be granted under the Prior Plan if shareholders approve the 2015 Plan.
Vote Required for Approval of the 2015 Performance Incentive Plan
The Board believes that the adoption of the 2015 Plan will promote the interests of the Corporation and its shareholders and will help the Corporation and its subsidiaries continue to be able to attract, retain and reward persons important to our success.
All members of the Board and all of the Corporation’s executive officers are eligible for awards under the 2015 Plan and thus have a personal interest in the approval of the 2015 Plan.
Management recommends voting FOR the resolution to approve the Corporation’s 2015 Performance Incentive Plan as described above and set forth in Appendix B hereto.

V.	Approval of the Corporation’s Employee Stock Purchase Plan
At the Meeting, shareholders will be asked to approve the Sphere 3D Corp. Employee Stock Purchase Plan (the “ESPP”), which was adopted, subject to shareholder approval, by the Board on May 15, 2015. The persons named in the enclosed form of proxy intend to vote for approval of the Corporations Employee Stock Purchase Plan.

Under the ESPP, the Corporation’s common shares will be available for purchase by eligible employees who elect to participate in the ESPP. Eligible employees will be entitled to purchase, by means of payroll deductions, limited amounts of the Corporation’s common shares during periodic “Offering Periods” as described below. The Board believes that the ESPP will help the Corporation retain and motivate eligible employees and help further align the interests of eligible employees with those of the Corporation’s shareholders. The ESPP will not be effective without shareholder approval.

1.	Summary Description of the ESPP
The principal terms of the ESPP are summarized below. The following summary is qualified in its entirety by the full text of the ESPP, which is attached as Appendix C to this Proxy Statement.
Purpose
The purpose of the ESPP is to provide eligible employees with an opportunity to purchase the Corporation’s common shares at a favorable price and upon favorable terms in consideration of the participating employees’ continued services. The ESPP is intended to provide an additional incentive to participating eligible employees to remain in the Corporation’s employ and to advance the best interests of the Corporation and its shareholders.
Operation of the ESPP
The ESPP will generally operate in successive six-month periods referred to as “Offering Periods,” provided that the plan administrator may provide in advance that a particular Offering Period will be of a different duration and/or will consist of one or more “purchase periods.” However, an Offering Period may not be shorter than three months and may not be longer than 27 months. The timing of the initial Offering Period under the plan will be established by the plan administrator.
On the first day of each Offering Period (referred to as the “Grant Date”), each eligible employee who has timely filed a valid election to participate in the ESPP for that Offering Period will be granted an option to purchase the Corporation’s common shares. A participant must designate in his or her election the percentage of his or her compensation to be withheld from his or her pay during that Offering Period for the purchase of stock under the ESPP. The participant’s contributions under the ESPP will be credited to a bookkeeping account in his or her name. Subject to certain limits, a participant generally may elect to terminate, or on one occasion only to decrease (but not increase), his or her contributions to the ESPP during an Offering Period. A participant generally may elect to increase, decrease or terminate his or her contributions to the ESPP effective with the first Offering Period that commences after the election is received. Amounts contributed to the ESPP constitute general corporate assets of the Corporation and may be used for any corporate purpose.
Each option granted under the ESPP will automatically be exercised on the last day of the Offering Period with respect to which it was granted (referred to as the “Purchase Date”). The number of shares acquired by a participant upon exercise of his or her option will be determined by dividing the participant’s ESPP account balance as of the applicable Purchase Date by the “Option Price” for that Offering Period. The determination of the Option Price for an Offering Period may be changed from time to time, except that in no event may the Option Price for an Offering Period be lower than the lesser of (i) 85% of the fair market value of a Corporation common share on the applicable Grant Date, or (ii) 85% of the fair market value of a Corporation common share on the applicable Purchase Date. Although the ESPP gives the Corporation flexibility to change the method for setting the Option Price, the Corporation initially expects to set the Option Price under the ESPP using the formula described above. The Corporation may change, however, the method for establishing the Option Price in the future, provided that any change is permitted by the ESPP and will not take effect until the next Offering Period after the change. A participant’s ESPP account will be reduced upon exercise of his or her option by the amount used to pay the Option Price of the shares acquired by the participant. No interest will be paid to any participant or credited to any account under the ESPP.

Eligibility
Only certain employees will be eligible to participate in the ESPP. To be eligible to participate in an Offering Period, on the Grant Date of that period an individual must be customarily employed by the Corporation or any of its designated subsidiaries for more than 20 hours per week and for more than five months per calendar year.
As of May 15, 2015, approximately 500 employees of the Corporation and its subsidiaries (including all of our named executive officers that are currently employed by the Corporation or one of its subsidiaries) were eligible to participate in the ESPP.
Limits on Authorized Shares; Limits on Contributions
If shareholders approve the ESPP, a maximum of 2,000,000 Corporation common shares may be purchased under the ESPP. Participation in the ESPP is also subject to the following limits:

•	A participant cannot contribute less than 1% or more than 15% of his or her compensation to the purchase of stock under the ESPP in any one payroll period.

•	A participant cannot purchase more than 7,500 Corporation common shares under the ESPP with respect to any one Offering Period.

•
A participant cannot purchase more than $25,000 of stock (valued at the start of the applicable Offering Period and without giving effect to any discount reflected in the purchase price for the stock) under the ESPP in any one calendar year.

•
A participant will not be granted an option under the ESPP if it would cause the participant to own stock and/or hold outstanding options to purchase stock representing 5% or more of the total combined voting power or value of all classes of stock of the Corporation or one of its subsidiaries or to the extent it would exceed certain other limits under the U.S. Internal Revenue Code.

The Corporation has the flexibility to change the 1% and 15% contribution limits and the individual share limit referred to above from time to time without shareholder approval. However, the Corporation cannot increase the aggregate-share limit under the ESPP, other than to reflect stock splits and similar adjustments as described below, without shareholder approval. The $25,000 and the 5% ownership limitations referred to above are required under the U.S. Internal Revenue Code.
Anti-dilution Adjustments
As is customary in stock incentive plans of this nature, the number and kind of shares available under the ESPP, as well as ESPP purchase prices and share limits, are subject to adjustment in the case of certain corporate events. These events include reorganizations, mergers, amalgamations, combinations, conversions, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar unusual or extraordinary corporate events, or extraordinary dividends or distributions of property to our shareholders.
Termination of Participation
A participant’s election to participate in the ESPP will generally continue in effect for all Offering Periods until the participant files a new election that takes effect or the participant ceases to participate in the ESPP. A participant’s participation in the ESPP generally will terminate if, prior to the applicable Purchase Date, the participant ceases to be employed by the Corporation or one of its participating subsidiaries or the participant otherwise no longer satisfies the eligibility requirements described above.
If a participant’s ESPP participation terminates during an Offering Period for any of the reasons discussed in the preceding paragraph, he or she will no longer be permitted to make contributions to the ESPP for that Offering Period and, subject to limited exceptions, his or her option for that Offering Period will automatically terminate and his or her ESPP account balance will be paid to him or her in cash without interest. However, a participant’s termination from participation will not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met.

Transfer Restrictions
A participant’s rights with respect to options or the purchase of shares under the ESPP, as well as contributions credited to his or her ESPP account, may not be assigned, transferred, pledged or otherwise disposed of in any way except by will or the laws of descent and distribution.
Administration
The ESPP is administered by the Board or by a committee appointed by the Board (subject to applicable laws and in the manner and on the terms authorized by the Board). The administrator has full power and discretion to adopt, amend or rescind any rules and regulations for carrying out the ESPP and to construe and interpret the ESPP. Decisions of the ESPP administrator with respect to the ESPP are final and binding on all persons. The administrator may also adopt rules, procedures, separate offerings or sub-plans applicable to particular subsidiaries or locations.
No Limit on Other Plans
The ESPP does not limit the ability of the Board or any committee of the Board to grant awards or authorize any other compensation, with or without reference to the Corporation’s common shares, under any other plan or authority.
Amendments
The Board generally may amend or terminate the ESPP at any time and in any manner, provided that the then-existing rights of participants are not materially and adversely affected thereby. Shareholder approval for an amendment to the ESPP will only be required to the extent necessary to meet the requirements of Section 423 of the U.S. Internal Revenue Code or to the extent otherwise required by law or applicable stock exchange rules. The ESPP administrator also may, from time to time, without shareholder approval and without limiting the Board’s amendment authority, designate those subsidiaries of the Corporation whose employees may participate in the ESPP and, subject only to certain limitations under the U.S. Internal Revenue Code, change the ESPP’s eligibility rules.
Termination
No new Offering Periods will commence under the ESPP on or after June 18, 2025, unless the Board terminates the ESPP earlier. The ESPP will also terminate earlier if all of the shares authorized under the ESPP have been purchased.

2.	Federal Income Tax Consequences of the ESPP
Following is a general summary of the current federal income tax principles applicable to the ESPP. The following summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the U.S. Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local or international tax consequences (including the consequences of participation in the ESPP under Canadian tax laws).
The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code. Participant contributions to the ESPP are made on an after-tax basis. That is, a participant’s ESPP contributions are deducted from compensation that is taxable to the participant and for which the Corporation is generally entitled to a tax deduction.
Generally, no taxable income is recognized by a participant with respect to either the grant or exercise of his or her ESPP option. The Corporation will have no tax deduction with respect to either of those events. A participant will generally recognize income (or loss) only upon a sale or disposition of any shares that the participant acquires under the ESPP. The particular tax consequences of a sale of shares acquired under the ESPP depend on whether the participant has held the shares for a “Required Holding Period” before selling or disposing of the shares. The Required Holding Period starts on the date that the participant acquires the shares under the ESPP and ends on the later of (1) two years after the Grant Date of the Offering Period in which the participant acquired the shares, or (2) one year after the Purchase Date on which the participant acquired the shares.
If the participant holds the shares for the Required Holding Period and then sells the shares at a price in excess of the purchase price paid for the shares, the gain on the sale of the shares will be taxed as ordinary income to the participant to the extent of the lesser of (1) the amount by which the fair market value of the shares on the Grant Date of the Offering Period in which the participant acquired the shares exceeded the purchase price of the shares (calculated as though the shares had been purchased on the Grant Date), or (2) the gain on the sale of the shares. Any portion of the participant’s gain on the sale of the shares not taxed as ordinary income will be taxed as long-term capital gain. If the participant holds the shares for the Required Holding Period and then sells the shares at a price less than the purchase price paid for the shares, the loss on the sale will be treated as a long-term capital loss to the participant. The Corporation will not be entitled to a tax deduction with respect to any shares held by the participant for the Required Holding Period, regardless of whether the shares are eventually sold at a gain or a loss.
The participant has a “Disqualifying Disposition” if the participant disposes of the shares before the participant has held the shares for the Required Holding Period. If the participant sells the shares in a Disqualifying Disposition, the participant will realize ordinary income in an amount equal to the difference between the purchase price paid for the shares and the fair market value of the shares on the Purchase Date on which the participant acquired the shares, and the Corporation generally will be entitled to a corresponding tax deduction. In addition, if the participant makes a Disqualifying Disposition of the shares at a price in excess of the fair market value of the shares on the Purchase Date, the participant will realize capital gain in an amount equal to the difference between the selling price of the shares and the fair market value of the shares on the Purchase Date. Alternatively, if the participant makes a Disqualifying Disposition of the shares at a price less than the fair market value of the shares on the Purchase Date, the participant will realize a capital loss in an amount equal to the difference between the fair market value of the shares on the Purchase Date and the selling price of the shares. The Corporation will not be entitled to a tax deduction with respect to any capital gain realized by a participant.

3.	Specific Benefits
The benefits that will be received by or allocated to eligible employees under the ESPP cannot be determined at this time because the amount of contributions set aside to purchase Corporation common shares under the ESPP (subject to the limitations discussed above) is entirely within the discretion of each participant.
The closing price of the Corporation’s common shares as of May 15, 2015, 2015 was $3.84 per share.
Equity Compensation Plans
For more information on the Corporation’s equity compensation plans, please see “Equity Compensation Plan Information” above.

4.	Vote Required for Approval of the Employee Stock Purchase Plan

The Board believes that approval of the adoption of the ESPP will promote the Corporation’s interests and the interests of its shareholders and continue to enable the Corporation to attract, retain and reward persons important to its success.
Members of the Board who are not employees are not eligible to participate in the ESPP. All of the Corporation’s executive officers (including the named executive officers currently employed by the Corporation or one of its subsidiaries) are eligible to participate in the ESPP and thus have a personal interest in the approval of the ESPP.
Approval of the adoption of the ESPP requires the affirmative vote of a majority of the shares represented at the Meeting, either in person or by proxy, and voting on the matter. Broker non-votes and abstentions will not be counted as a vote “for” or “against” this ESPP proposal.
Management recommends voting FOR the resolution to approve the Corporation’s Employee Stock Purchase Plan as described above and set forth in Appendix C hereto.

STATEMENT OF EXECUTIVE COMPENSATION
For purposes of this Statement of Executive Compensation, the Corporation’s named executive officers (the “NEOs”) are determined under rules prescribed by the U.S. Securities and Exchange Commission and generally include: (1) each individual who, at any time during the year, served as the Corporation’s chief executive officer or chief financial officer, (2) up to three other individuals serving as executive officers on the last day of the year, and (2) up to two other individuals who served as executive officers during the year and are not serving as executive officers on the last day of the year.
For 2014, the NEOs are Eric Kelly, who was appointed the Chief Executive Officer of the Corporation, effective December 1, 2014; Peter Tassiopoulos, who was appointed the President of the Corporation, effective December 1, 2014, and served as Chief Executive Officer of the Corporation prior to that date; Kurt Kalbfleisch, who was appointed the Chief Financial Officer of the Corporation, effective December 1, 2014; T. Scott Worthington, who resigned as Chief Financial Officer, effective December 1, 2014; Mario Biasini, who resigned as President of the Corporation, effective December 1, 2014; and John Morelli, who resigned as Chief Technology Officer of the Corporation, effective March 7, 2014.
Compensation Discussion and Analysis
In connection with our acquisition of Overland Storage, Inc. (“Overland”) on December 1, 2014, we experienced significant changes in our executive team as well as our Board of Directors. Following the acquisition, our Compensation Committee and our Board of Directors have been considering a number of changes to our executive compensation program. This Compensation Discussion and Analysis describes both the compensation program in place for our executive officers for 2014 prior to our acquisition of Overland and certain changes to the program that have been adopted for fiscal 2015.
Compensation Policies and Procedures
Our executive compensation programs are determined by the Compensation Committee, within the scope of the authority delegated to it by our Board of Directors and subject to applicable law. The goals of our program are to attract and retain highly qualified and experienced executives and to provide compensation opportunities that are linked to corporate and individual performance. Decisions by the Compensation Committee on our executive compensation programs are subjective and the result of its business judgment, which is informed by the experiences of its members. The NEOs do not have any role in determining their own compensation, although the Compensation Committee does consider the recommendations of the Chief Executive Officer in setting compensation levels for the NEOs other than himself.
The Compensation Committee is authorized under its charter to retain an independent compensation consultant to assist in its decision-making process. The Compensation Committee may also review external compensation data from time to time as a reference point for its decisions. Given the straightforward nature of the compensation provided to our NEOs for 2014, the Compensation Committee determined that it was not necessary to retain a compensation consultant or to review any compensation surveys or other external compensation data as to its NEO compensation decisions for 2014.
The primary components of our executive compensation program are base salary, an annual performance bonus and long-term equity incentive awards. We also provide certain executives with severance benefits pursuant to their employment agreements. Each of these components is discussed in more detail below.
Fiscal 2014 Program
Employment Agreements. The Corporation did not have a formal compensation program in place for 2014, other than as set forth in the employment and consulting agreements with certain of our NEOs. The terms of these agreements are described under “Employment Agreements” below and generally provide for each executive to receive a fixed base salary or consulting fee and to be eligible for an annual performance bonus determined by the Compensation Committee. The agreements also provide severance benefits for certain NEOs if their service with us terminates in certain defined circumstances. The benefit levels in each case were negotiated with the executive and determined by the Compensation Committee in its judgment to be appropriate in light of the executive’s experience and position and responsibilities with the Corporation. In general, we believe that entering into employment agreements with our NEOs helps to promote long-term retention and stability among the management team, while still allowing us to exercise discretion in designing incentive compensation programs and rewarding performance.
Base Salaries. Base salaries are primarily intended to attract and retain highly qualified executives by providing them with fixed, predictable levels of compensation. The NEOs’ salary levels are specified in their employment agreements and are subject to periodic review and adjustment by the Compensation Committee. Except for the adjustments to Mr. Tassiopoulos’ base salary noted below, no NEO’s salary level was adjusted during 2014.
Until March 2014, Mr. Tassiopoulos provided services to the Corporation under a consulting agreement for a monthly retainer of 15,000 CAD. Upon the expiration of the agreement in March 2014, Mr. Tassiopoulos became an employee of the Corporation with an annual base salary of 180,000 CAD. In November 2014, we approved an increase in Mr. Tassiopoulos’ base salary to 240,000 CAD and made the increase retroactive to July 1, 2014. In recommending the salary increase, the Compensation Committee noted the Corporation’s achievements under Mr. Tassiopoulos’ leadership during the year, including the acquisition of Overland, the completion of certain financing transactions, stabilization of the management team, appreciation in the Corporation’s stock price and increased interest of investors and analysts in the Corporation. The Compensation Committee also noted in making the salary increase retroactive that it had originally considered recommending this increase in June 2014, but that it determined not to increase Mr. Tassiopoulos’ salary at that time in order to help preserve the Corporation’s cash position.
Annual Performance Bonuses. Annual bonuses are intended to motivate the NEOs to achieve short-term strategies and operating objectives that we believe will contribute to the growth of the Corporation or otherwise advance the interests of shareholders, such as obtaining new funding, obtaining regulatory certifications and approvals, filing patent applications or obtaining patents, acquiring significant manufacturing or sales opportunities, and/or obtaining grant application approvals.
For 2014, the Compensation Committee and the Board of Directors had discretion to determine the amounts to be awarded to each executive and the particular performance achievements to be taken into account in determining these amounts. In November 2014, the Compensation Committee recommended, and the Board of Directors approved, a discretionary bonus to Mr. Tassiopoulos for 2014 of 240,000 CAD (or 100% of his base salary after giving effect to the increase described above) and a discretionary bonus to Mr. Worthington for 2014 of 100,000 CAD (or 66.67% of his base salary). In recommending these bonuses, the Compensation Committee noted the corporate achievements during 2014 described above and the significant contributions of each of these executives to those achievements.
Prior to our acquisition of Overland, the compensation committee of Overland’s board of directors approved bonus opportunities for Messrs. Kelly and Kalbfleisch for the period from July 1, 2014 through December 31, 2014. Mr. Kelly’s target bonus was 100% of his base salary for this period, and Mr. Kalbfleisch’s target bonus was 60% of his base salary for this period. The bonus amounts were determined based on Overland’s revenue and operating expenses for this period relative to performance targets established by the committee. For these purposes, operating expenses are determined excluding stock-based compensation expense and certain non-recurring expenses. For the six-month period, the Overland compensation committee established a target revenue level of $44,434,000 and a target operating expense level of $20,944,000. In March 2015, we determined that Overland’s actual revenue for the period was approximately $45.9 million and Overland’s actual operating expenses for the period were approximately $20.6 million (i.e. better than the target level) and, accordingly, approved 2014 bonuses for each of Messrs. Kelly and Kalbfleisch equal to 100% of their target bonus amounts.
Long-Term Equity Incentive Awards. Long-term equity incentives are intended to align the NEOs’ interests with those of our shareholders as the ultimate value of these awards depends on the value of the Corporation’s shares. The Corporation has historically granted equity awards in the form of stock options with an exercise price that is equal to the per-share closing price of our common shares on the grant date. The Compensation Committee believes that stock options are an effective vehicle for aligning the interests of our executives with those of our shareholders as the executive will only realize value on their options if the share price increases during the period between the grant date and the date the stock option is exercised. The stock options also function as a retention incentive for the NEOs as they typically vest over a multi-year period following the date of grant.
In June 2014, the Compensation Committee recommended and the Board of Directors approved grants of stock options to Messrs. Worthington and Morelli. These grants were subject to a three-year vesting schedule and set by the Compensation

Committee at levels it deemed in its judgment to be appropriate to provide an additional retention incentive for these executives in light of our pending acquisition of Overland.
Other Benefits. We do not provide any material perquisites to the NEOs. As described below under “Employment Agreements,” we enter into agreements with our executive officers from time to time that provide for severance benefits if their employment terminates under certain defined circumstances. The Compensation Committee believes these severance protections are appropriate and help us to attract and retain qualified executives.
Fiscal 2015 Program
In connection with our acquisition of Overland, we assumed the employment and severance agreements previously entered into by Overland with Messrs. Kelly and Kalbfleisch in effect at the time of the acquisition. The material terms of these agreements, as well as our agreements with the other NEOs, are described below under “Employment Agreements.”
In March 2015, the Compensation Committee approved a new bonus plan pursuant to which selected executive officers and other key employees of the Corporation, including Messrs. Kelly, Tassiopoulos and Kalbfleisch, are eligible to receive cash bonuses for 2015. The bonus plan is divided into two bonus periods, with the first period consisting of the first two quarters of 2015 and the second period consisting of the entire 2015 fiscal year. The bonus amounts will be determined based on our revenue and operating expenses for each bonus period against performance targets established by the Compensation Committee for that period. The Compensation Committee also approved the following target bonuses for the NEOs participating in the plan (in each case expressed as a percentage of the executive’s annual base salary: Mr. Kelly - 100%; Mr. Tassiopoulos - 50%; and Mr. Kalbfleisch - 60%.
As described above in this Circular, the Board of Directors has adopted, and the shareholders are being asked to approve, a new stock incentive plan, the 2015 Performance Incentive Plan. The plan is designed to give the Corporation greater flexibility as to the types of equity incentives that may be granted to eligible employees and other service-providers under the plan. The Board of Directors and the Compensation Committee are currently evaluating possible award structures for future equity incentives.
Compensation Committee Report on Executive Compensation
The information contained in this report shall not be deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filings with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

The Compensation Committee has certain duties and powers as described in its charter. The Compensation Committee is currently composed of the three directors named at the end of this report, each of whom is independent as defined by the listing standards of the Nasdaq Global Market.

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this Circular. Based upon this review and discussion, the Compensation Committee recommended to the Company’s Board of Directors that the Compensation Discussion and Analysis section be included in this Circular.

Respectfully submitted,

The Compensation Committee
Peter Ashkin (Chair)
Glenn Bowman
Vivekanand Mahadevan

Summary Compensation Table for Fiscal Year 2014
The following table sets forth the compensation for services rendered by the NEOs for the fiscal years ended December 31, 2014, 2013 and 2012. Except as set forth below, the Corporation had no other executive officers, or individuals acting in a similar capacity, whose total compensation during the fiscal year ended December 31, 2014 exceeded $100,000. All amounts reported in the table below are in U.S. dollars.

Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Share- based Awards ($)	Option- based Awards(3) ($)	Non-equity Incentive Plan Compensation(2) ($)	All Other Compensation(4) ($)	Total Compensation ($)
Eric Kelly (5) Chief Executive Officer	2014	30,769	-	-	-	200,000	1,139	231,908
Peter Tassiopoulos (6)(11) President (Former Chief Executive Officer)	2014 2013 2012	190,050 135,750 -	217,200 162,900 -	- - -	- 117,298 -	- - -	152,885 - -	560,135 415,948 -
Kurt Kalbfleisch (7) Senior Vice President and Chief Financial Officer	2014	23,077	-	-	-	90,000	1,139	114,216
T. Scott Worthington (8)(11) Former Chief Financial Officer	2014 2013 2012	133,837 108,600 100,681	90,500 27,150 -	- - -	460,189 25,139 62,147	- - -	157,085 - -	841,611 160,889 162,828
Mario Biasini (9)(11) Former President	2014 2013 2012	81,450 99,550 124,249	- - -	- - -	- 25,139 -	- - -	2,885 - -	84,335 124,689 124,249
John Morelli (10)(11) Former Chief Technology Officer	2014 2013 2012	135,750 135,750 135,750	34,533 67,875 -	- - -	231,197 50,278 -	- - -	2,885 - -	404,365 253,903 135,750
________________________

(1)	The amounts shown in the “Salary” column includes payments that may have been made as consulting fees.

(2)
The amounts shown in the “Bonus” column represent discretionary bonuses awarded to the NEO for the applicable fiscal year. As of the date of this Circular, approximately 60% of the bonus awarded to Mr. Tassiopoulos has not yet been paid. The amounts shown in the “Non-equity incentive plan compensation” column represent bonuses awarded to the NEO for 2014 under a bonus program adopted by Overland and assumed by us in our acquisition of Overland.

(3)
The fair value of the options granted to Messrs. Worthington and Morelli in June 2014 were determined under applicable accounting rules at the date of grant using the Black-Scholes model with the following assumptions:: (I) dividend yield of 0%; (II) expected volatility of 97%; (III) a risk free interest rate of 1.71% and (IV) an expected life of 3 years.

(4)
The amounts shown in the “All Other Compensation” column reflect amounts we paid on the NEOs’ behalf for health insurance and life insurance premiums. For the amounts reported in this column for Messrs. Tassiopoulos and Worthington, see the applicable footnote below.

(5)	Mr. Kelly was appointed Chief Executive Officer of the Corporation, effective December 1, 2014. Prior to this appointment, Mr. Kelly served as a member of our Board of Directors.

(6)
Mr. Tassiopoulos was appointed President of the Corporation, effective December 1, 2014 and previously served as Chief Executive Officer from March 4, 2013 to December 1, 2014. The amount reported in the “All Other Compensation” column for Mr. Tassiopoulos includes a fee of $150,000 paid to him in connection with a financing completed by the Corporation in March 2014. As of the date of this Circular, this fee has not yet been paid to Mr. Tassiopoulos.

(7)	Mr. Kalbfleisch was appointed Senior Vice President and Chief Financial Officer of the Corporation, effective December 1, 2014.

(8)
Mr. Worthington resigned as Chief Financial Officer of the Corporation, effective December 1, 2014. The amount reported in the “All Other Compensation” column for Mr. Worthington represents $135,750 for severance equal to 12 months of his base salary, $9,399 for his accrued and unused vacation as of his termination date, and $9,050 for consulting services rendered to the Corporation in 2014 following his termination. For more information, please see the “Potential Payments Upon Termination or Change in Control” section below.

(9)	Mr. Biasini resigned as President of the Corporation effective December 1, 2014.

(10)
Mr. Morelli resigned as Chief Technology Officer of the Corporation and as a member of the Board of Directors, effective March 7, 2014. He continues to provide research and development services to the Corporation.

(11)
The dollar amounts reported for each of Messrs. Tassiopoulos, Worthington, Biasini and Morelli in the table above are presented after conversion from Canadian dollars to U.S. dollars based on an exchange rate of 0.905 Canadian dollars to one U.S. dollar (which is the average conversion rate in effect for 2014).

Employment Agreements
Eric L. Kelly. In connection with our acquisition of Overland, we assumed the employment agreement then in effect between Overland and Mr. Kelly (the “Kelly Agreement”), who had been serving as Overland’s President and Chief Executive Officer and was appointed our Chairman and Chief Executive Officer, effective December 1, 2014. The Kelly Agreement provides for Mr. Kelly to earn a base salary of $400,000 and to be eligible to receive an annual bonus based upon the achievement of financial and management objectives reasonably established by our Board of Directors or an authorized committee of our Board of Directors. His annual bonus target is 100% of the greater of $400,000 or his base salary as of the end of the applicable fiscal quarter or year in which the bonus is earned, and he has the opportunity to earn an annual bonus of up to 150% of the target bonus. If we terminate Mr. Kelly's employment without cause or he resigns for good reason, or if he dies or becomes disabled, before the end of a fiscal quarter or year, he will be eligible to receive a prorated amount of the target bonus for the fiscal quarter or year in which his employment terminates. For purposes of the Kelly Agreement, the terms “cause” and “good reason” are defined in the agreement, and a termination of employment by us without cause includes a termination by us at the end of the term then in effect. To the extent that any travel, lodging or auto expense reimbursements are taxable to Mr. Kelly, we will provide him with a tax restoration payment so that he will be put in the same after-tax position as if such reimbursements had not been subject to tax. The Kelly Agreement automatically renews each year for an additional one-year term. We may unilaterally modify Mr. Kelly's cash compensation at any time, subject to Mr. Kelly's right to terminate his employment for good reason.
The Kelly Agreement also provides that if we terminate Mr. Kelly's employment without cause or if Mr. Kelly resigns from employment for good reason, then we will be obligated to pay him an aggregate severance payment equal to the sum of (i) 150% of the greater of his base salary then in effect or his original base salary, (ii) a portion of his target bonus prorated based on the number of days he was employed during the period on which the target bonus is based, (iii) an amount equal to the premiums he would be required to pay to continue health insurance coverage under our insurance plans for himself and his eligible dependents under COBRA for 18 months following the date of his termination, and (iv) an amount necessary for him to continue life, accident, medical and dental insurance benefits for himself and his eligible dependents in amounts substantially similar to those which he received immediately prior to the date of his termination for a period of 18 months following his termination (reduced by the amount of any reimbursement for COBRA premiums as described in clause (iii) above). The severance payment will be made in equal monthly installments over 18 months in accordance with our regular payroll practices. In addition, Mr. Kelly will be entitled to accelerated vesting for any unvested portion of his then outstanding stock options and any other equity-based awards that would otherwise have vested during the 12-month period following his termination. In the case of vested stock options, he will be permitted to exercise such options in whole or in part at any time within one year of the date of his termination, subject to earlier termination upon the expiration of the maximum term of the applicable options under the applicable plan or upon a change in control. The severance benefits described above are contingent upon Mr. Kelly providing us with a general release of all claims.

In addition, we assumed a retention agreement between Overland and Mr. Kelly, which provides that he will receive a lump sum severance payment if, within 60 days before or two years following a change of control of Overland, his employment is terminated by Overland without cause or he resigns for good reason (as such terms are defined in the agreement). The severance payment will equal 150% of the sum of Mr. Kelly’s base salary at the time of the consummation of the change of control or termination date or $400,000, whichever is higher, plus any annual target bonus. The retention agreement provides that (i) if Mr. Kelly elects to continue insurance coverage as provided by COBRA, we will reimburse him for an amount equal to the premiums he would be required to pay to continue health insurance coverage under our insurance plans for himself and his eligible dependents under COBRA for 18 months following the date of his termination, and (ii) we will reimburse him for an amount necessary for him to continue life, accident, medical and dental insurance benefits for himself and his eligible dependents in amounts substantially similar to those which he received immediately prior to the date of his termination for a period of 18 months following his termination (reduced by the amount of any reimbursements for COBRA premiums as described in clause (i) above). We are required to reimburse Mr. Kelly for the estimated costs of these benefits in one lump sum payment on his termination date. In addition, Mr. Kelly will be entitled to accelerated vesting for any unvested portion of his then outstanding stock options and any other equity-based awards granted by Overland. In the case of vested stock options, he will be permitted to exercise such options in whole or in part at any time within one year of the date of his termination, subject to earlier termination upon the expiration of the maximum term of the applicable options under the applicable plan or upon a change of control. If any portion of any payment under the retention agreement would constitute an “excess parachute payment” within the meaning of Section 280G of the U.S. Internal Revenue Code, then that payment will be reduced to an amount that is one dollar less than the threshold for triggering the tax imposed by Section 4999 of the U.S. Internal Revenue Code if such reduction would result in a greater benefit for Mr. Kelly on an after-tax basis. The consideration payable to Mr. Kelly under the retention agreement is contingent upon him providing us a general release of claims.
Kurt L. Kalbfleisch. In connection with our acquisition of Overland, we assumed the employment agreement then in effect between Overland and Mr. Kalbfleisch (the “Kalbfleisch Agreement”), who had been serving as Overland’s Senior Vice President and Chief Financial Officer and was appointed our Senior Vice President and Chief Financial Officer, effective December 1, 2014. The Kalbfleisch Agreement provides for Mr. Kalbfleisch to earn a base salary of $266,000. In November 2013, Mr. Kalbfleisch’s base salary was increased to $300,000. If we terminate Mr. Kalbfleisch's employment without cause or he resigns his employment for good reason before the end of a fiscal quarter or year, he will be eligible to receive a prorated amount of the target bonus for the fiscal quarter or year in which his employment terminates. For purposes of the Kalbfleisch Agreement, the terms “cause” and “good reason” are defined in the agreement, and a termination of employment by us without cause includes a termination by us at the end of the term then in effect. The Kalbfleisch Agreement automatically renews each year for additional one-year terms. We may unilaterally modify Mr. Kalbfleisch's cash compensation at any time, subject to Mr. Kalbfleisch's right to terminate his employment for good reason.
The Kalbfleisch Agreement provides that if we terminate Mr. Kalbfleisch's employment without cause or if Mr. Kalbfleisch resigns from employment for good reason, we will be obligated to pay him an aggregate severance payment equal to the sum of (i) the greater of his annual base salary then in effect or his original base salary of $266,000, (ii) a portion of any target bonus prorated based on the number of days he was employed during the period on which the target bonus is based, (iii) an amount equal to the premiums he would be required to pay to continue health insurance coverage under our insurance plans for himself and his eligible dependents under COBRA for 12 months following the date of his termination, and (iv) an amount necessary for him to continue life, accident, medical and dental insurance benefits for himself and his eligible dependents in amounts substantially similar to those which he received immediately prior to the date of his termination for a period of 12 months following his termination (reduced by the amount of any reimbursement for COBRA premiums as described in clause (iii) above). The severance payment will be made in equal monthly installments over the 12 months following termination of employment. In addition, Mr. Kalbfleisch will be entitled to accelerated vesting for any unvested portion of his then outstanding stock options and any other equity-based awards that would otherwise have vested during the 12-month period following his termination. In the case of vested stock options, he will be permitted to exercise such options in whole or in part at any time within one year of the date of his termination, subject to earlier termination upon the expiration of the maximum term of the applicable options under the applicable plan or upon a change in control. If such a termination of employment occurs within two years following a change in control of our Corporation, then the severance benefits will generally be the same as described above except that the cash severance will be paid in a single lump sum on the sixtieth day after termination of employment and Mr. Kalbfleisch will be entitled to accelerated vesting for any unvested portion of his then outstanding stock options and any other equity-based awards. If any payment under the Kalbfleisch Agreement would constitute an “excess parachute payment” within the meaning of Section 280G of the U.S. Internal Revenue Code, then that payment will be reduced to an amount that is one dollar less than the threshold for triggering the tax imposed by Section 4999 of the U.S. Internal Revenue Code if such reduction would result in a greater benefit for Mr. Kalbfleisch on an after-tax basis. The severance benefits described above are contingent upon Mr. Kalbfleisch providing us with a general release of all claims.
Peter Tassiopoulos. Pursuant to a consulting agreement dated March 1, 2013 between the Corporation and P&T Associates Inc., the Corporation retained the services of Mr. Tassiopoulos as Chief Executive Officer for a monthly retainer of $15,000 CAD. Under this agreement, Mr. Tassiopoulos is also eligible for performance bonuses, at the sole discretion of the Board of Directors, of up to 50% of his retainer amount and financial bonuses at market rates in the event the Corporation completes future non-brokered financings or other capital transactions, up to and including full divestiture of the Corporation or its assets, on a sliding scale of 1% to 5% of the transaction value. The agreement also provided that in the event of termination of Mr. Tassiopoulos’ retainer without cause, Mr. Tassiopoulos would have been entitled to a lump sum payment equal to six months’ of his retainer (excluding bonus) if such termination is within the first twelve months of his retainer, and if it is thereafter, then two additional months of retainer for each additional completed year of his retainer, to a maximum of 18 months and any unpaid expenses incurred to the date of termination. Mr. Tassiopoulos’ consulting agreement expired automatically in March 2014. In June 2014, the Corporation and Mr. Tassiopoulos agreed that he would become an employee of the Corporation and that the bonus and severance arrangements provided in his consulting agreement would continue in effect. We have not entered into any employment or severance agreement with Mr. Tassiopoulos since he transitioned from consulting to employment status. In November 2014, Mr. Tassiopoulos’ annual base salary was increased from $180,000 CAD to $240,000 CAD, retroactive to July 1, 2014.
T. Scott Worthington. We entered into an employment contract with Mr. Worthington in December 2011, which was subsequently amended in February 2012 and July 2014. The agreement provides for Mr. Worthington to receive a base salary of 150,000 CAD, plus benefits and a performance bonus payable upon the achievement of certain goals and corporate objectives. In the event of termination of Mr. Worthington’s employment without cause, Mr. Worthington is entitled to receive a lump sum payment equal to six months’ base salary, plus two additional months of base salary for each completed one year of employment, to a maximum of 12 months, any accrued but unused vacation pay under the Employment Standards Act (Ontario), and any unpaid expenses incurred to the date of termination. In addition, each of Mr. Worthington’s then-outstanding stock options will be fully vested upon the date of his termination.
John Morelli. Pursuant to a consulting services contract dated January 1, 2012 between the Corporation and GFM Digital Logics Inc., the Corporation retained the services of John Morelli as Chief Technology Officer. The agreement provided for Mr. Morelli to receive a monthly payment of 12,500 CAD and to be eligible for financial bonuses at the discretion of the Board. On March 7, 2014, Mr. Morelli resigned as an executive officer and director of the Corporation. He continues to provide research and development services to the Corporation.
Mario Biasini. The Corporation did not enter into an employment or other management contract with Mr. Biasini, and he was not entitled to receive and did not receive any severance benefits in connection with his resignation as President of the Corporation, effective December 1, 2014.

Grants of Plan-Based Awards - Fiscal 2014
The following table presents information regarding the incentive awards granted to the NEOs during fiscal 2014. No stock awards were granted to our NEO’s in fiscal year 2014.

Name	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under- lying Options(2) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)(4)
		Thresh- old ($)	Target ($)(1)	Maxi- mum ($)	Thresh- old (#)	Target (#)	Maxi- mum (#)
Eric Kelly	N/A	-	200,000	-	-	-	-	-	-	-	-
Peter Tassiopoulos	-	-	-	-	-	-	-	-	-	-	-
Kurt Kalbfleisch	N/A	-	90,000	-	-	-	-	-	-	-	-
T. Scott Worthington(4)	6/22/2014	-	-	-	-	-	-	-	100,000	7.56	460,189
Mario Biasini	-	-	-	-	-	-	-	-	-	-	-
John Morelli(4)	6/19/14	-	-	-	-	-	-	-	50,000	7.59	231,197
________________________
(1) The amounts reported in this column represent bonus opportunities with respect to the period from July 1, 2014 through December 31, 2014 granted by Overland to these executives. Please see the “Compensation Discussion and Analysis” above for more information on these bonus opportunities.
(2) Each of these stock options was scheduled to vest in quarterly installments over a three-year period, subject to the optionee’s continued employment with us through the applicable vesting date. Each of these awards was granted under our Amended and Restated Stock Option Plan (the “Option Plan”). For more information on the Option Plan, please see the “Securities Authorized for Issuance Under Equity Compensation Plans” section below.
(3) The amounts reported in this column reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Corporation’s financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in this column, please see footnote (3) to the Summary Compensation Table.
(4) The dollar amounts reported for each of Messrs. Worthington and Morelli in the table above are presented after conversion from Canadian dollars to U.S. dollars based on an exchange rate of 0.905 Canadian dollars to one U.S. dollar (which is the average conversion rate in effect for 2014).

Outstanding Equity Awards at 2014 Fiscal Year-End
The following table provides information about the current holdings of stock options by our NEO’s at December 31, 2014. There were no outstanding share-based awards.

Name		Option-based Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(3) ($)	Option Expiration Date
	Exercisable	Unexercisable
Eric Kelly	15,461 12,369 495,833 25,000	- - 354,167(1)	8.41 8.41 0.59 2.43	1/27/15 1/27/15 7/2/23 9/15/23
Peter Tassiopoulos	100,000 100,000	- -	0.77 2.43	3/4/18 9/15/23
Kurt Kalbfleisch	30	-	259.67	5/22/16
T. Scott Worthington	150,000 100,000 25,000 100,000	- - - -	0.77 0.77 2.43 7.56	1/16/22 9/19/22 9/15/23 6/22/24
Mario Biasini	25,000	-	2.43	9/15/23
John Morelli	50,000 8,333	- 41,667(2)	2.43 7.59	9/15/23 6/19/24
________________________
(1) These options are scheduled to vest in seven quarterly installments beginning January 3, 2015.
(2) These options are scheduled to vest in 10 quarterly installments beginning March 20, 2015.
(3) The dollar amounts reported for the options expiring in 2023 for Mr. Kelly and for each of Messrs. Tassiopoulos, Worthington, Biasini and Morelli in the table above are presented after conversion from Canadian dollars to U.S. dollars based on an exchange rate of 0.905 Canadian dollars to one U.S. dollar (which is the average conversion rate in effect for 2014).

Option Exercises and Stock Vested - Fiscal 2014
None of our NEO’s exercised Corporation stock options during 2014 or held any Corporation restricted stock or stock unit awards which vested during 2014.

Nonqualified Deferred Compensation Table - Fiscal 2014
The following table sets forth summary information regarding compensation of our NEOs subject to deferred payment arrangements as of the last day of fiscal 2014.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)(2)	Aggregate Balance at Last FYE ($)
Eric Kelly	1,937,145	-	(618,077)	-	1,319,068
Peter Tassiopoulos	-	-	-	-	-
Kurt Kalbfleisch	834,461	-	(266,248)	-	568,213
T. Scott Worthington	-	-	-	-	-
Mario Biasini	-	-	-	-	-
John Morelli	-	-	-	-	-
________________________

(1)
These entries reflect certain stock units awarded by Overland to Messrs. Kelly and Kalbfleisch prior to our acquisition of Overland in December 2014. These stock units, which were fully vested upon the closing of the acquisition, were converted into stock units covered by our common shares and paid out in full to each executive in March 2015.

(2)	These entries reflect changes in the market value of the assumed stock units between the closing of the Overland acquisition and the last day of fiscal 2014.
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL
The following section describes the benefits that may become payable to the NEOs in connection with a termination of their employment and/or a change in control of the Corporation. Please see the “Employment Agreements” section above for a description of each NEOs’ severance arrangements with the Corporation.
The tables below quantify the benefits that would have been payable to each of the NEOs under the agreements described above if the executive’s employment had terminated in the circumstances described above and/or a change in control of the Corporation had occurred on the last day of fiscal 2014. For the benefits paid to Mr. Worthington in connection with his termination in December 2014, please see “Worthington Separation Arrangements” below. As noted above, Messrs. Biasini and Morelli each resigned as executive officers of the Corporation during 2014 and did not receive any severance or other benefits in connection with their respective resignations.
Severance Benefits

Name	Cash Severance	Continuation of Health Benefits	Total
Eric Kelly(1)	$1,200,000	$20,502	$1,220,502
Peter Tassiopoulos	$144,800(2)	-	$144,800(2)
Kurt Kalbfleisch(1)	$300,000	$13,668	$313,668
________________________
(1) As noted above under “Employment Agreements,” the employment and retention agreements that provide severance benefits for Messrs. Kelly and Kalbfleisch were originally entered into with Overland and assumed by us pursuant to our acquisition of Overland. These agreements provide for the executive to receive enhanced severance benefits if the executive is terminated without cause or resigns for good reason following a change in control of Overland (referred to as “double-trigger” benefits). As our acquisition of Overland constituted a change in control for these purposes, the table above reflects the double-trigger benefits each executive would have been entitled to receive if his employment had been involuntarily terminated on December 31, 2014. As December 31, 2014 was the last day of the applicable bonus period, no prorated bonus is included for Mr. Kalbfleisch as he received a bonus for that period.
(2) The dollar amounts reported are presented after conversion from Canadian dollars to U.S. dollars based on an exchange rate of 0.905 Canadian dollars to one U.S. dollar (which is the average conversion rate in effect for 2014).
Worthington Separation Arrangements
As noted above, Mr. Worthington resigned as our Chief Financial Officer, effective December 1, 2014. Pursuant to his employment contract as described above, Mr. Worthington received cash severance of $150,000 CAD based on the currency exchange rate described in note (11) to the Summary Compensation Table above), which represents 12 months of his base salary, and full acceleration of his then-outstanding and unvested stock options. In addition, Mr. Worthington agreed to provide transitional consulting services to the Corporation for six months following his termination at a monthly retainer fee of $10,000 CAD.
Director Compensation - Fiscal 2014
The following table sets forth compensation information for the year ended December 31, 2014 for the members of our Board of Directors during 2014 who were not employed by us or any of our subsidiaries (“non-employee directors”). Eric Kelly, Peter Tassiopoulos, Mario Biasini and John Morelli are each NEOs who also served on the Board of Directors during 2014. The 2014 compensation information for each of these individuals is presented in the Summary Compensation Table above. The dollar amounts reported in the table and footnotes below are presented after conversion from Canadian dollars to U.S. dollars based on an exchange rate of 0.905 Canadian dollars to one U.S. dollar (which is the average conversion rate in effect for 2014).

Name	Fees Earned(1) ($)	Share-based Awards ($)	Option-based Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Peter Ashkin (4)	-	-	92,038	27,150	119,188
Daniel Bordessa (5)	-	-	-	-	-
Glenn Bowman (4)	-	-	92,038	49,775	141,813
Jason Meretsky (4)	-	-	92,038	27,150	119,188
Vivekanand Mahadevan(5)	-	-	-	-	-
________________________

(1)	At the September 16, 2013 meeting of the Board of Directors, the independent directors waived any further accruals and have deferred the payment of the accrued fees.

(2)
The fair value of the options granted to non-employee directors in June 2014 were determined under applicable accounting rules at the date of grant using the Black-Scholes model with the following assumptions: (I) dividend yield of 0%; (II) expected volatility of 97%; (III) a risk free interest rate of 1.71% and (IV) an expected life of three years.

(3)	The amounts in this column were awarded by our Board of Directors to these non-employee directors for services rendered in connection with our acquisition of Overland in December 2014.

(4)
On June 23, 2014, Mr. Ashkin, Mr. Bowman, and Mr. Meretsky were each awarded stock options to purchase 20,000 Shares at an exercise price of $7.56 per share. The unvested portion of Mr. Meretsky’s option was cancelled upon Mr. Meretsky’s resignation from the Board of Directors on December 1, 2014.

(5)	Messrs. Bordessa and Mahadevan joined the Board of Directors on December 1, 2014.

Director Compensation
In September 2013, the Board of Directors determined that our non-employee directors would no longer be entitled to receive cash compensation for their services as directors. Given the early nature of the business, the Board felt it appropriate to conserve cash and to more closely align the non-employee directors’ interests with those of shareholders by granting equity-based awards in its discretion by way of compensation for directors’ services. The Board retains complete discretion to adopt or modify our programs for providing cash and/or equity-based compensation to our non-employee directors as it deems appropriate from time to time.
Securities Authorized for Issuance under Equity Compensation Plans
Equity Compensation Plan Information

For more information on the Corporation’s equity compensation plans, please see “Equity Compensation Plan Information”.

Stock Option Plan

Effective December 20, 2012, in conjunction with the Corporation’s Amalgamation Agreement, the shareholders of the Corporation approved a “rolling” stock option plan (the “Option Plan”), which reserves for issuance up to a maximum of 10% of the issued and outstanding Shares from time to time. With the approval of the shareholders, the Corporation’s stock option plan was amended and restated on September 16, 2013 from a 10% “rolling” stock option plan to a fixed stock option plan authorizing the issuance of up to 20% of the then current issued and outstanding Shares. With the approval of the shareholders, the Corporation’s stock option plan was amended on May 27, 2014 to provide that the maximum number of shares to be issued under the Option Plan shall be 4,650,000.

As described above, shareholders are being asked to approve a new share incentive plan, the 2015 Performance Incentive Plan, at the Meeting. If shareholders approve the new plan, no new award grants will be made under the Option Plan.

The purpose of the Option Plan is to provide compensation opportunities to directors, officers, employees and consultants to align their interests with those of shareholders and to assist in attracting and retaining individuals of exceptional ability. Subject to the requirements of the Option Plan, the Board has the authority to select those directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which Shares may be purchased.
The key features of the Option Plan are as follows:

•
Eligible participants are full-time and part-time employees, officers and directors of, or consultants to, the Corporation or its affiliates, which may be designated from time to time by the directors of the Corporation.

•	The fixed maximum percentage of Shares issuable under the Option Plan is 20% of the issued and outstanding Shares as of the date of this Circular.

•
The Board determines the exercise price of each option at the time the option is granted, provided that such price generally may not be lower than the “market price” of Shares at the time the option is granted.

•
Unless otherwise determined by the Board, each option becomes exercisable as to 33⅓% on a cumulative basis, at the end of each of the first, second and third year anniversary following the date of grant.

•
The period of time during which a particular option may be exercised is determined by the Board, subject to any employment contract or consulting contract, provided that no such option term shall exceed 10 years.

•
Options may terminate prior to expiry of the option term in the following circumstances: (i) on the death, disability or retirement of an optionee, options vested as at the date of such event are immediately exercisable until the earlier of 365 days from such date and expiry of the option term; and (ii) if an optionee ceases to be a director, officer, employee and consultant of the Corporation for any reason other than death, disability or retirement, including receipt of notice from the Corporation of the termination of his, her or its employment contract or consulting contract, options vested as at the date termination are exercisable until the earlier of 90 days following such date (which date may be extended by the Board to a date that is 12 months following such date) and expiry of the option term.

•
In the event of (i) the Corporation accepts an offer to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or in the event that holders of greater than 50% of the Corporation’s outstanding Shares accept an offer made to all or substantially all of the holders of the Shares of the Corporation to purchase in excess of 50.1% of the current issued and outstanding Shares, or (ii) the Corporation accepts an offer to sell all or substantially all of its property and assets so that the Corporation shall cease to operate as an active business, then at the discretion of the Board at the time of grant or at any time thereafter, all unvested options shall, without any further action on behalf of the Corporation be automatically vested and may be exercised within a specified period thereafter.

•	Options and rights related thereto held by an optionee are not to be assignable or transferable except on the death of the optionee.

•
The Board may from time to time in its absolute discretion amend, modify and change the provisions of the Option Plan or any options granted pursuant to the Option Plan, provided that any amendment, modification or change to the provisions of the Option Plan or any options granted pursuant to the Option Plan shall not adversely alter or impair any option previously granted and be subject to regulatory approvals.

•
The Board may discontinue the Option Plan at any time without consent of the participants under the Option Plan provided that such discontinuance shall not adversely alter or impair any option previously granted.

As at May 15, 2015, there were an aggregate of 3,075,167 options to purchase Shares outstanding.

CORPORATE GOVERNANCE
General

National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Each reporting issuer, such as the Corporation, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices.

Board of Directors
NI 58-101, together with Section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”), provides that a director is “independent” if the director has no direct or indirect material relationship with the issuer, a “material relationship” being one which could, in the view of the issuer’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. To facilitate independence, the Corporation is committed to the following practices:

1)	to expand the Board’s composition through the recruitment of strong, independent directors;

2)	to adhere to the independence requirements of applicable securities legislation and stock exchange rules relating to the composition of the Board; and

3)	to ensure that all committees of the Board are constituted of a majority of independent directors, and solely of independent directors, if possible or mandatory by law.
The Board has determined that the following current and nominated directors are independent within the meaning of NI 58-101 and NI 52-110: Peter Ashkin, Glenn Bowman, Daniel Bordessa and Vivekanand Mahadevan. The Board has determined that Eric Kelly and Peter Tassiopoulos are not independent because of their positions as officers of the Corporation (holding the position of Chief Executive Officer and President of the Corporation, respectively) and that Mario Biasini is not independent because he served as President of the Corporation until December 1, 2014. As a result, the Board is currently comprised of four independent directors and of a majority of independent directors.
Chairman of the Board of Directors and Lead Independent Director
As the Chairman is not an independent director, Vivekanand Mahadevan acts as lead independent director in order to ensure appropriate leadership for the independent directors. The lead independent director provides a source of Board leadership complementary to that of the Chairman. The primary responsibilities of the lead independent director are to (i) enhance board effectiveness, including by reviewing and approving that appropriate procedures are in place to allow the Board to function independently from management and (ii) act as liaison between the Board and management and amongst directors.

Meetings of Independent Directors
The independent directors on the Board and each of the committees meet regularly without management present. During the last completed fiscal year of the Corporation, the Board and the committees met as follows:

	Meetings Held	Meetings Held Without Management
Board	16	16
Audit Committee	3	3
Nominating and Governance Committee	none(1)	none(1)
Compensation Committee	3	3
________________________
(1) The Nominating and Governance Committee members met with the other non-employee directors without management present after each meeting of the Board as a part of the executive sessions of the full Board.
Attendance
During the last completed fiscal year of the Corporation, the Board met a total of 16 times. The attendance record of each director is set out below.

Director	Meetings Attended
Peter Ashkin	16
Mario Biasini	15
Daniel Bordessa (1)	—
Glenn Bowman	15
Eric Kelly	12
Vivekanand Mahadevan (1)	—
Jason Meretsky (3)	16
John Morelli (4)	3
Peter Tassiopoulos(2)	14
________________________
(1) Joined the Board on December 1, 2014. There were no board meetings in December 2014.
(2) Joined the Board on March 7, 2014.
(3) Resigned from the Board on December 1, 2014.
(4) Resigned from the Board on March 7, 2014.

Directorships
The Board has a policy of reviewing directorships and committee appointments held by directors in other public companies, ensuring each director is able to fulfill his duties and that conflicts of interest are avoided. No director serves on the board of any other public company with any other director of the Corporation. The following table sets forth details regarding other public company directorships and committee appointments currently held by the Corporation’s directors:

Director	Name of Reporting Issuer	Name of Exchange or Market	Committee Appointments
Daniel Bordessa	High Artic Energy Services, Inc.	TSX	Audit and Remuneration
Glenn Bowman	Rockcliff Resources Inc.	TSXV	Audit
Vivekanand Mahadevan	Violin Memory, Inc.	NYSE	Audit
Peter Tassiopoulos	Argentium Resources, Inc.	CSE	none

Mandate of the Board
The mandate of the Board is to supervise the management of the business and affairs of the Corporation with a view to evaluate, on an ongoing basis, whether the Corporation's resources are being managed in a manner consistent with enhancing shareholder value, ethical considerations and corporation social responsibility. The mandate of the board of directors adopted on March 27, 2015 sets out the key responsibilities of the board in fulfilling its role. The full text of the board’s mandate is attached as Appendix D to this Circular. The board’s principal responsibilities relate to the stewardship of management and are summarized below:

(i)	reviews and approves the Corporation's strategic planning process and periodic capital and operating plans;

(ii)
reviews the Corporation's human resources policies, including the approval of the compensation of executive officers, and implements succession planning, including appointing, counseling and monitoring the performance of executive officers;

(iii)	with assistance from the Nominating and Governance Committee, adopts and enforces good corporate governance practices;

(iv)	oversees the management of risks and the implementation of internal control;

(v)
established policies and procedures for the disclosure of reliable and timely information to shareholders and other stakeholders, and for the proper communication with shareholders, customers and governments; and

(vi)
reviews policies and procedures to confirm ethical behaviors of the Corporation and its employees, monitors compliance with applicable laws and legislation, and satisfies itself as to the integrity of the executive officers and throughout the Corporation; and with assistance from the Nominating and Governance Committee, assesses the performance of the Board, its committees and each director.

Position Descriptions
The Board has adopted a written position description for the Chairman, which is set out in the Board Mandate attached hereto as Appendix D. The Chairman is principally responsible for overseeing the operations and affairs of the Board. The Board has not developed written position descriptions for the Chief Executive Officer or the Chair of each Board committee. The Board committees each have a written charter which orients the conduct of the Chair of each committee. See “Corporate Governance -

Board Committees”. The Chief Executive Officer's role and responsibilities are set forth in the Chief Executive Officer's employment agreement, and annual performance metrics and goals are established and approved by the Board and the Compensation Committee.
Orientation and Continuing Education

The Board has not adopted a formal policy on the orientation and continuing education of new and current directors. When a new director is appointed, the Board delegates individual directors the responsibility for providing an orientation and education program for such new director. This may be delivered through informal meetings between the new directors and the Board and senior management, complemented by presentations on the main areas of the Corporation’s business, and on the role of the Board, of the Board's committees and of directors. When required, the Board may arrange for topical seminars to be provided to members of the Board or committees of the Board. Such seminars may be provided by one or more members of the Board and management or by external professionals.

Measures to Encourage Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics Policy (the “Code”) to govern the business-related conduct of all employees, officers, directors, agents and contractors of the Corporation to maintain the highest standards of ethical conduct in corporate affairs. This Code is intended to comply with applicable securities legislation and stock exchange rules. Specifically, the purpose of this Code is (i) to encourage among the Corporation's representatives a culture of honesty, accountability and mutual respect; (ii) to provide guidance to help the Corporation's representatives recognize ethical issues; and (iii) to provide mechanisms to support the resolution of ethical issues.
The Board also monitors compliance by requiring directors and officers to declare any conflicts of interest or any other situation that could represent a potential violation of any applicable rules and regulations. When applicable, the Board will receive reports from management regarding any allegations of unethical conduct. The Corporation has implemented a Whistleblower Policy that includes an employee complaint “hotline” to allow employees to report any ethical or financial/accounting concerns on a confidential or anonymous basis.
The Nominating and Governance Committee regularly reviews the Code, the process for administering the Code and compliance with the Code. Any changes to the codes are considered by the Board for approval. The Code can be found on the Corporation’s website at http://investors.sphere3d.com and on SEDAR at www.sedar.com.
Nomination of Directors and Officers

During 2014, the Board as a whole was responsible for identifying and evaluating qualified candidates for nomination to the Board. The Corporation recognizes the importance and benefit of having a Board and executive officers comprised of highly talented and experienced individuals who reflect the diversity of the Corporation’s stakeholders, including its customers and employees and the changing demographics of the communities in which the Corporation operates.

While the Board has not adopted a formal written policy, the Board and the Nominating and Governance Committee will, when identifying candidates to nominate for election to the Board or appoint as executive officers:

(i)
consider the competences and skills that the Board considers necessary for the Board, as a whole, to possess, the competences and skills that the Board considers each existing director to possess, the competences and skills that each new nominee will bring to the Board, and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director;

(ii)
consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regarding to the Corporation’s current and future plans and objectives, as well as anticipated regulatory and market developments;

(iii)
consider the level of representation of women on the Board and in executive officer positions along with other markers of diversity when making recommendations for nominees to the Board or for appointment as executive officers and in general with regard to succession planning for the Board and executive officers; and

(iv)	as required, engage qualified independent external advisors to assist the Board in conducting its search for candidates that meet the Board’s criteria regarding skills, experience and diversity.

Industry and institutional knowledge along with commitment and expertise are vital to the successful functioning of the Board. Given the nature and size of the Corporation’s business and its industry, the Board has determined that while it is committed to fostering diversity among board members, it would be unduly restrictive and not in the best interests of the Corporation to adopt specific director term limits. Diversity and Board renewal will be supported through the other mechanisms designed to address the needs of the Corporation (as described elsewhere in this Circular) and not through the imposition of arbitrary term limits.

Given the nature and size of the Corporation’s business and its industry, it may be challenging for the Corporation to identify a qualified pool of candidates that adequately reflects the various diverse characteristics that the Corporation seeks to promote. The Corporation has therefore not adopted any specific women representation targets, but will promote its objectives through the initiatives set out in this Circular with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time. As of the date of this Circular there are no women on the Corporation's board of directors or who serve as an executive officer of the Corporation.

Effective March 21, 2013, the Board established a Nominating and Governance Committee as a standing committee of the Board, the primary function of which is to oversee corporate governance activities as described above. See “Corporate Governance - Assessment of Directors, the Board and Board Committees”.
Assessment of Directors, the Board and Board Committees
The Board does not have at this time any formal policies to evaluate the effectiveness of the Board, the Board Committees or individual directors. The Nominating and Governance Committee, going forward, will assess and provide recommendations on an annual basis to the Board on the effectiveness of the Board as a whole, the committees, and the contribution of individual directors. All directors are free to make suggestions on improvement of the Board’s practices at any time and are encouraged to do so. The Chair of the Nominating and Governance Committee will also meet regularly with each director to discuss such director’s performance and such director’s assessment of the Board, the committees’ and other directors’ performance.

Board Committees

The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The mandate, organization, powers and responsibilities of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, along with other Corporate Governance documents can be found on the Corporation’s website at http://investors.sphere3d.com.
Audit Committee
The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which includes monitoring the quality and integrity of the Corporation’s financial statements and the independence and performance of the Corporation’s external auditor, acting as a liaison between the Board and the Corporation’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management that the Board has established.
The Audit Committee is comprised of the following directors: Messrs. Bowman (Chair), Bordessa and Ashkin. Each of the members of the Audit Committee are independent and “financially literate” within the meaning of NI 52-110.

Additional information on the Audit Committee is available in our AIF under the heading “Audit Committee Information”. Our AIF is available on SEDAR at www.sedar.com.
Compensation Committee

The Compensation Committee is a standing committee of the Board, the primary functions of which are to set performance guidelines for and evaluate the performance of the Chief Executive Officer, review and approve the compensation programs for the Chief Executive Officer and the Corporation’s other executive officers and members of senior management (subject, in the case of equity-based compensation, to approval by the Board in accordance with applicable laws), review and make recommendations to the Board with respect to, succession planning, review and administer the Corporation’s long-term incentive plans(s), review and approve other compensation and benefit programs of the Corporation, and review the Corporation’s general human resources policies with senior management.
The Compensation Committee is comprised of the following directors: Messrs. Ashkin (Chair), Bowman and Mahadevan, all of which are independent as per the definition set forth in NI 52-110. No compensation consultant or advisor was retained by the Corporation during the fiscal year ended December 31, 2014.

Nominating and Governance Committee

The Nominating and Governance Committee is a standing committee of the Board, the primary functions of which is to provide the Board with advice and recommendations relating to corporate governance in general, including, without limitation, all matters relating to the stewardship role of the Board in respect of the management of the Corporation, Board size and composition including the identification of new nominees to the Board and leading the candidate selection process, and orientation of new members, Board compensation, and such procedures as may be necessary to allow the Board to function independently of management.
The Nominating and Governance Committee annually reviews and assesses the effectiveness of the Board as a whole, the effectiveness and membership of the Board committees, and the contribution of the individual directors and makes such recommendations to the Board arising out of such review as it deems appropriate.
The Nominating and Governance Committee is comprised of the following directors: Messrs. Ashkin, Bowman and Mahadevan, all of which are independent as per the definition set forth in NI 52-110.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date hereof, no director, executive officer, senior officer, employee, proposed director or former director, executive officer, senior officer or employee of the Corporation or any associate of any of the foregoing persons is or has been, at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or its subsidiaries, nor at any time since the beginning of the most recently completed financial year of the Corporation has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation has directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation in the aggregate amount of $20,000,000 for the year ended December 31, 2014, consisting of: (i) a primary policy of $10,000,000, having a deductible amount of $250,000 for each corporate reimbursement claim and security claim, for a total annual premium of $175,000, and (ii) an excess policy of $10,000,000, for a total annual premium of $113,750.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Except as disclosed in this Circular, the directors of the Corporation are not aware of any material interest, direct or indirect, of any person who has been a director or officer of the Corporation at any time since the beginning of the Corporation’s last completed financial year, any proposed nominee for election as a director or any associate of any of the foregoing persons, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors. All of the directors and officers may be awarded incentive compensation under the Corporation’s stock incentive plans in accordance with the terms of those plans.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as described below or otherwise disclosed in this Circular, neither the Corporation, nor any director or officer of the Corporation, nor any shareholder beneficially owning or exercising control over 10% or more of the voting securities, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any one of them, has or has had, at any time since the commencement of the Corporation’s last completed financial year, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.
The Corporation has a credit facility in the amount of $5,000,000 and convertible notes for $19,500,000 issued to FBC Holdings S.À R.L., an affiliate of Cyrus Capital Partners, L.P. Further, Daniel Bordessa is both a director of the Corporation and an employee of Cyrus. Each of these persons may be reached for purposes of contact by sending mail c/o Cyrus Capital Partners, L.P., 399 Park Avenue, 39th Floor, New York, New York 10022. These arrangements are more fully described in Note 6 of the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2014.
OTHER MATTERS TO BE ACTED UPON
There are no other matters to be considered at the Meeting which are known to the directors or senior officers of the Corporation at this time. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting, and other matters which may properly come before the Meeting or any adjournment thereof.
ADDITIONAL INFORMATION
Additional information relating to the Corporation may be found on the SEDAR at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Shareholders of the Corporation may contact the Corporation at 240 Matheson Blvd. East, Mississauga, ON L4Z 1X1 to request copies of the Corporation’s financial statements and management’s discussion and analysis.

DIRECTORS’ APPROVAL
The contents and sending of this Circular have been approved by the directors of the Corporation.
DATED as of the 15th day of May, 2015.
BY ORDER OF THE BOARD OF DIRECTORS
Eric L. Kelly
Chairman

APPENDIX A
CHANGE OF AUDITOR REPORTING PACKAGE

****************
Notice of Change of Auditor
Pursuant to NI 51-102 (Part 4.11)

To:        Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

And to:        Collins Barrow Toronto LLP
Moss Adams LLP

Re:        Notice of Change of Auditor
______________________________________________________________________________________________________
TAKE NOTICE THAT:

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, Sphere 3D Corporation (the “Company”) advises that effective January 30, 2015 (the “Effective Date”), Collins Barrow Toronto LLP (the “Former Auditors”) have resigned as the auditors of the Company and that Moss Adams LLP (the “Successor Auditors”) have been appointed as the Company’s auditors in their place.
The resignation of the Former Auditors and the appointment of the Successor Auditors was approved by the Company’s audit committee and Board of Directors.
There have been no reservations in the Former Auditor’s reports in connection with the audits of the two most recently completed fiscal years.
There are no reportable events, including disagreements, consultations or unresolved issues, as such terms are defined in National Instrument 51-102.

Dated this 30th day of January, 2015.
Sphere 3D Corporation

/s/ Kurt Kalbfleisch
Kurt Kalbfleisch
CFO
January 30, 2015

Mr. T. Scott Worthington, Chief Financial Officer
and
Mr. Glenn Bowman, Audit Committee Chairman
Sphere 3D Corporation
240 Matheson Blvd. E.
Mississauga, ON L4Z 1X1

Dear Mr. Worthington and Mr. Bowman:

Re:    Sphere 3D Corporation (the “Company”)

At the request of the Company, we hereby tender our resignation as auditors of the Company effective immediately. We will proceed with the 2013 US GAAP engagement as per your request.
COLLINS BARROW TORONTO LLP
/s/ Collins Barrow Toronto LLP
Licensed Public Accountants
Chartered Accountants

February 4, 2015

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs:

Re: Sphere 3D Corporation (“the Corporation”)

Notice of Change of Auditor Pursuant to NI 51-102 (Part 4.11)

In accordance with Section 4.11 of National Instrument 51-102, we have reviewed the Corporation’s Change of Auditor Notice (“the Notice”) dated February 4, 2015. Based on our information as of this date we agree with the statements contained in the Notice.

Yours truly,

/s/ Moss Adams LLP

Certified Public Accountants
MOSS ADAMS LLP

APPENDIX B
2015 PERFORMANCE INCENTIVE PLAN

****************

SPHERE 3D CORP.
2015 PERFORMANCE INCENTIVE PLAN

1.	PURPOSE OF PLAN
The purpose of this Sphere 3D Corp. 2015 Performance Incentive Plan (this “Plan”) of Sphere 3D Corp., a corporation incorporated under the laws of the Province of Ontario (the “Corporation”), is to promote the success of the Corporation and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.

2.	ELIGIBILITY
The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Corporation or one of its Subsidiaries; (b) a director of the Corporation or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Corporation or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Corporation or one of its Subsidiaries) to the Corporation or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Corporation’s eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the “Securities Act”), the offering and sale of shares issuable under this Plan by the Corporation, the Corporation's ability to rely on all necessary prospectus and other exemptions under Canadian securities legislation in a manner satisfactory to the Corporation, in its sole discretion, or the Corporation’s compliance with any other applicable laws. An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, subject to any applicable laws that may require a different interpretation, “Subsidiary” means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation; and “Board” means the Board of Directors of the Corporation.

3.	PLAN ADMINISTRATION

3.1
The Administrator. This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The “Administrator” means the Board or one or more committees appointed by the Board or another committee (within its delegated authority and in the manner and on the terms authorized by the Board) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted, to the extent permitted by applicable laws. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more officers of the Corporation, its powers under this Plan (a) to designate the officers and employees of the Corporation and its Subsidiaries who will receive grants of awards under this Plan, and (b) to determine the number of shares subject to, and the other terms and conditions of, such awards. The Board may delegate different levels of authority to different committees with administrative and grant authority under this Plan. Unless otherwise provided in the Bylaws of the Corporation or the applicable charter of any Administrator: (a)

a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.
With respect to awards intended to satisfy the requirements for performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), this Plan shall be administered by a committee consisting solely of two or more outside directors (as this requirement is applied under Section 162(m) of the Code); provided, however, that the failure to satisfy such requirement shall not affect the validity of the action of any committee otherwise duly authorized and acting in the matter. Award grants, and transactions in or involving awards, intended to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must be duly and timely authorized by the Board or a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Exchange Act). To the extent required by any applicable listing agency, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency).

3.2
Powers of the Administrator. Subject to the express provisions of this Plan and applicable laws, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within the authority delegated to that committee or person(s) and in the manner and on the terms authorized by the Board), including, without limitation, the authority to:

(a)	determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive an award under this Plan;

(b)
grant awards to Eligible Persons, determine the price at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons, determine the other specific terms and conditions of such awards consistent with the express limits of this Plan, establish the installments (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, and establish the events of termination or reversion of such awards;

(c)	approve the forms of award agreements (which need not be identical either as to type of award or among participants);

(d)
construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, its Subsidiaries, and participants under this Plan, make any and all determinations necessary under this Plan and any such agreements, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e)	cancel, modify, or waive the Corporation’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f)
accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a termination of employment or services or other events of a personal nature) subject to any required consent under Section 8.6.5;

(g)	adjust the number of Common Shares subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the

Administrator may deem appropriate, in each case subject to Sections 4 and 8.6 (and subject to the no repricing provision below);

(h)
determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award);

(i)
determine whether, and the extent to which, adjustments are required pursuant to Section 7 hereof and authorize the termination, conversion, substitution or succession of awards upon the occurrence of an event of the type described in Section 7;

(j)	acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration (subject to the no repricing provision below); and

(k)	determine the fair market value of the Common Shares or awards under this Plan from time to time and/or the manner in which such value will be determined.
Notwithstanding the foregoing and except for an adjustment pursuant to Section 7.1 or a repricing approved by shareholders, in no case may the Administrator (1) amend an outstanding stock option or SAR to reduce the exercise price or base price of the award, (2) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for cash or other awards for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for an option or SAR with an exercise or base price that is less than the exercise or base price of the original award.

3.3
Binding Determinations. Any determination or other action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan (or any award made under this Plan) and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4
Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation. To the fullest extent permitted by law, no director, officer or agent of the Corporation or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.5	Delegation. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Corporation or any of its Subsidiaries or to third parties.
4.COMMON SHARES SUBJECT TO THE PLAN; SHARE LIMITS

4.1
Shares Available. Subject to the provisions of Section 7.1, the shares that may be delivered under this Plan shall be the Corporation’s authorized but unissued Common Shares. For purposes of this Plan, “Common Shares” shall mean the common shares of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2	Share Limits. The maximum number of Common Shares that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the “Share Limit”) is equal to the sum of the following:

(1)	7,793,233 Common Shares, plus

(2)
the number of Common Shares available for additional award grant purposes under the Corporation’s Second Amended and Restated Stock Option Plan (the “Prior Plan”) as of the date of shareholder approval of this Plan (the “Shareholder Approval Date”) and determined immediately prior to the termination of the authority to grant new awards under the Prior Plan as of the Shareholder Approval Date, plus

(3)
the number of any Common Shares subject to stock options granted under the Prior Plan and outstanding on the Shareholder Approval Date which expire, or for any reason are cancelled or terminated, after the Shareholder Approval Date without being exercised.

provided that in no event shall the Share Limit exceed 11,865.482 shares (which is the sum of the 7,793,233 shares set forth above, plus the number of shares available under the Prior Plan for additional award grant purposes as of the Effective Date (as such term is defined in Section 8.6.1), plus the aggregate number of shares subject to options previously granted and outstanding under the Prior Plan as of the Effective Date).
The following limits also apply with respect to awards granted under this Plan:

(a)	The maximum number of Common Shares that may be delivered pursuant to options qualified as incentive stock options granted under this Plan is 7,793,233 shares.

(b)
The maximum number of Common Shares subject to those options and stock appreciation rights that are granted during any fiscal year of the Corporation to any individual under this Plan is 2,000,000 shares.

(c)	Additional limits with respect to Performance-Based Awards are set forth in Section 5.2.3.
Each of the foregoing numerical limits is subject to adjustment as contemplated by Section 4.3, Section 7.1, and Section 8.10.

4.3
Awards Settled in Cash, Reissue of Awards and Shares. Except as provided in the next sentence, shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again be available for subsequent awards under this Plan. Shares that are exchanged by a participant or withheld by the Corporation as full or partial payment in connection with any award granted under this Plan, as well as any shares exchanged by a participant or withheld by the Corporation or one of its Subsidiaries to satisfy the tax withholding obligations related to any award granted under this Plan, shall be available for subsequent awards under this Plan. To the extent that an award granted under this Plan is settled in cash or a form other than Common Shares, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. In the event that Common Shares are delivered in respect of a dividend equivalent right granted under this Plan, the number of shares actually delivered with respect to the award shall be counted against the share limits of this Plan. To the extent that Common Shares are delivered pursuant to the exercise of a stock appreciation right or stock option granted under this Plan, the number of shares actually delivered with respect to the award shall be counted against the share limits of this Plan. Refer to Section 8.10 for application of the foregoing share limits with respect to assumed awards. The foregoing adjustments to the share limits of this Plan are subject to any applicable limitations under Section 162(m) of the Code with respect to awards intended as performance-based compensation thereunder.

4.4
Reservation of Shares; No Fractional Shares; Minimum Issue. The Corporation shall at all times reserve a number of Common Shares sufficient to cover the Corporation’s obligations and contingent obligations to deliver shares with respect to awards then outstanding under this Plan (exclusive of any dividend equivalent obligations to the extent the Corporation has the right to settle such rights in cash). No fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. The Administrator may from time to time impose a limit (of not greater than 100 shares) on the minimum number of shares that may be purchased or exercised as to awards granted under this Plan unless (as to any particular award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5.AWARDS

5.1
Type and Form of Awards. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Corporation or one of its Subsidiaries. The types of awards that may be granted under this Plan are (subject, in each case, to the no repricing provisions of Section 3.2):

5.1.1    Stock Options. A stock option is the grant of a right to purchase a specified number of Common Shares during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an “ISO”) or a nonqualified stock option (an option not intended to be an ISO). The award agreement for an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be not less than 100% of the fair market value of a Common Share on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.5.
5.1.2    Additional Rules Applicable to ISOs. To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Shares subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Corporation or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which Common Shares are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Corporation or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Corporation and ending with the subsidiary in question). There shall be imposed in any award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the option be an “incentive stock option” as that term is defined in Section 422 of the Code. No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Shares possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted.

5.1.3    Stock Appreciation Rights. A stock appreciation right or “SAR” is a right to receive a payment, in cash and/or Common Shares, equal to the excess of the fair market value of a specified number of Common Shares on the date the SAR is exercised over the “base price” of the award, which base price shall be set forth in the applicable award agreement and shall be not less than 100% of the fair market value of a Common Share on the date of grant of the SAR. The maximum term of a SAR shall be ten (10) years.
5.1.4    Other Awards; Dividend Equivalent Rights. The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, phantom stock or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or fixed or variable ratio related to the Common Shares, and any of which may (but need not) be fully vested at grant or vest upon the passage of time, the occurrence of one or more events, the satisfaction of performance criteria or other conditions, or any combination thereof; (b) any similar securities with a value derived from the value of or related to the Common Shares and/or returns thereon; or (c) cash awards. Dividend equivalent rights may be granted as a separate award or in connection with another award under this Plan; provided, however, that dividend equivalent rights may not be granted in connection with a stock option or SAR granted under this Plan. In addition, any dividends and/or dividend equivalents as to the unvested portion of a restricted stock award that is subject to performance-based vesting requirements or the unvested portion of a stock unit award that is subject to performance-based vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate.

5.2
Section 162(m) Performance-Based Awards. Without limiting the generality of the foregoing, any of the types of awards listed in Section 5.1.4 above may be, and options and SARs granted to officers and employees (“Qualifying Options” and “Qualifying SARS,” respectively) typically will be, granted as awards intended to satisfy the requirements for “performance-based compensation” within the meaning of Section 162(m) of the Code (“Performance-Based Awards”). The grant, vesting, exercisability or payment of Performance-Based Awards may depend (or, in the case of Qualifying Options or Qualifying SARs, may also depend) on the degree of achievement of one or more performance goals relative to a pre-established targeted level or levels using one or more of the Business Criteria set forth below (on an absolute or relative (including, without limitation, relative to the performance of other companies or upon comparisons of any of the indicators of performance relative to other companies) basis) for the Corporation on a consolidated basis or for one or more of the Corporation’s subsidiaries, segments, divisions or business units, or any combination of the foregoing. Any Qualifying Option or Qualifying SAR shall be subject only to the requirements of Section 5.2.1 and 5.2.3 in order for such award to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code. Any other Performance-Based Award shall be subject to all of the following provisions of this Section 5.2.

5.2.1    Class; Administrator. The eligible class of persons for Performance-Based Awards under this Section 5.2 shall be officers and employees of the Corporation or one of its Subsidiaries. The Administrator approving Performance-Based Awards or making any certification required pursuant to Section 5.2.4 must be constituted as provided in Section 3.1 for awards that are intended as performance-based compensation under Section 162(m) of the Code.
5.2.2    Performance Goals. The specific performance goals for Performance-Based Awards (other than Qualifying Options and Qualifying SARs) shall be, on an absolute or relative basis, established based on one or more of the following business criteria (“Business Criteria”) as selected by the Administrator in its sole discretion: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), stock price, total shareholder return, gross revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, depreciation and/or amortization), return on equity or on assets or on net investment, cost containment or reduction, or any combination thereof. These terms are used as applied under generally accepted accounting principles or in the financial reporting of the Corporation or of its Subsidiaries. To qualify awards as performance-based under Section 162(m), the applicable Business Criterion (or Business Criteria, as the case may be) and specific performance goal or goals (“targets”) must be established and approved by the Administrator during the first 90 days of the performance period (and, in the case of performance periods of less than one year, in no event after 25% or more of the performance period has elapsed) and while performance relating to such target(s) remains substantially uncertain within the meaning of Section 162(m) of the Code. The terms of the Performance-Based Awards may specify the manner, if any, in which performance targets shall be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other items specified by the Administrator at the time of establishing the targets. The applicable performance measurement period may not be less than three months nor more than 10 years.
5.2.3    Form of Payment; Maximum Performance-Based Award. Grants or awards under this Section 5.2 may be paid in cash or Common Shares or any combination thereof. Grants of Qualifying Options and Qualifying SARs to any one participant in any one calendar year shall be subject to the limit set forth in Section 4.2(b). The maximum number of Common Shares which may be subject to Performance-Based Awards (including Performance-Based Awards payable in Common Shares and Performance-Based Awards payable in cash where the amount of cash payable upon or following vesting of the award is determined with reference to the fair market value of a Common Share at such time) that are granted to any one participant in any one fiscal year of the Corporation shall not exceed 2,000,000 shares (counting such shares on a one-for-one basis for this purpose), either individually or in the aggregate, subject to adjustment as provided in Section 7.1; provided that this limit shall not apply to Qualifying Options and Qualifying SARs (which are covered by the limit of Section 4.2(b)). The aggregate amount of compensation to be paid to any one participant in respect of all Performance-Based Awards payable only in cash (excluding cash awards covered by the preceding sentence where the cash payment is determined with reference to the fair market value of a Common Share upon or following the vesting of the award) and granted to that participant in any one fiscal year of the Corporation shall not exceed $5,000,000. Awards that are cancelled during the year shall be counted against these limits to the extent required by Section 162(m) of the Code.
5.2.4    Certification of Payment. Before any Performance-Based Award under this Section 5.2 (other than Qualifying Options and Qualifying SARs) is paid and to the extent required to qualify the award as performance-based compensation within the meaning of Section 162(m) of the Code, the Administrator must certify in writing that the performance target(s) and any other material terms of the Performance-Based Award were in fact timely satisfied.
5.2.5    Reservation of Discretion. Subject to Section 3 hereof and applicable laws, the Administrator will have the discretion to determine the restrictions or other limitations of the individual awards granted under this Section 5.2 including the authority to reduce awards, payouts or vesting or to pay no awards, in its sole discretion, if the Administrator preserves such authority at the time of grant by language to this effect in its authorizing resolutions or otherwise.
5.2.6    Expiration of Grant Authority. As required pursuant to Section 162(m) of the Code and the regulations promulgated thereunder, the Administrator’s authority to grant new awards that are intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code (other than Qualifying Options and Qualifying SARs) shall terminate upon the first meeting of the Corporation’s shareholders that occurs in the fifth year following the year in which the Corporation’s shareholders first approve this Plan, subject to any subsequent extension that may be approved by shareholders.

5.3
    Award Agreements. Each award shall be evidenced by either (1) a written award agreement in a form approved by the Administrator and executed by the Corporation by an officer duly authorized to act on its behalf, or (2) an electronic notice of award grant in a form approved by the Administrator and recorded by the Corporation (or its designee) in an electronic recordkeeping system used for the purpose of tracking award grants under this Plan generally (in each case, an “award agreement”), as the Administrator may provide and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require. The Administrator may authorize any officer of the Corporation (other than the particular award recipient) to execute any or all award agreements on behalf of the

Corporation. The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.

5.4
Deferrals and Settlements. Payment of awards may be in the form of cash, Common Shares, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.5
Consideration for Common Shares or Awards. The purchase price for any award granted under this Plan or the Common Shares to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

•	services rendered by the recipient of such award;

•	cash, check payable to the order of the Corporation, or electronic funds transfer;

•	notice and third party payment in such manner as may be authorized by the Administrator;

•	the delivery of previously owned Common Shares;

•	by a reduction in the number of shares otherwise deliverable pursuant to the award; or

•
subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Corporation be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable law. Common Shares used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise. The Corporation will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Corporation. Common Shares delivered pursuant to Awards granted under this Plan, when the applicable consideration therefor shall have been received by the Corporation, shall be duly issued as fully paid and non-assessable.

5.6
Definition of Fair Market Value. For purposes of this Plan, “fair market value” shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the closing price (in regular trading) for a Common Share on the NASDAQ Stock Market (the “Market”) for the date in question or, if no sales of Common Shares were reported on the Market on that date, the closing price (in regular trading) for a Common Share on the Market for the next preceding day on which sales of Common Shares were reported on the Market. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the closing price (in regular trading) for a Common Share on the Market on the last trading day preceding the date in question or the average of the high and low trading prices of a Common Share on the Market for the date in question or the most recent trading day. If the Common Shares are no longer listed or are no longer actively traded on the Market as of the applicable date, the fair market value of the Common Shares shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.7Transfer Restrictions.
5.7.1    Limitations on Exercise and Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 5.7 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.
5.7.2    Exceptions. The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal, provincial and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person’s family members).
5.7.3    Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 5.7.1 shall not apply to:

(a)	transfers to the Corporation (for example, in connection with the expiration or termination of the award),

(b)
the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly designated beneficiary or if such designation cannot be validly made, transfers by will or the laws of descent and distribution,

(c)	subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,

(d)	if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or

(e)
the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.

5.8
International Awards. One or more awards may be granted to Eligible Persons who provide services to the Corporation or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator. The awards so granted need not comply with other specific terms of this Plan, provided that shareholder approval of any deviation from the specific terms of this Plan is not required by applicable law or any applicable listing agency.

6.EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1
General. The Administrator shall establish the effect of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Corporation or one of its Subsidiaries and provides other services to the Corporation or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Corporation or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2
Events Not Deemed Terminations of Service. Unless the express policy of the Corporation or one of its Subsidiaries, or the Administrator, otherwise provides, or except as otherwise required by applicable law, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Corporation or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Corporation or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Corporation or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of the term set forth in the applicable award agreement.

6.3
Effect of Change of Subsidiary Status. For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Corporation or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the Eligible Person’s award(s) in connection with such transaction.

7.ADJUSTMENTS; ACCELERATION

7.1
Adjustments. Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, amalgamation, combination, consolidation, conversion or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Common Shares; or any exchange of Common Shares or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Shares; then the Administrator shall equitably and proportionately adjust (1) the number and type of Common Shares (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of Common Shares (or other securities or property) subject to any outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards, and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

Unless otherwise expressly provided in the applicable award agreement, upon (or, as may be necessary to effect the adjustment, immediately prior to) any event or transaction described in the preceding paragraph or a sale of all or substantially all of the business or assets of the Corporation as an entirety, the Administrator shall equitably and proportionately adjust the performance standards applicable to any then-outstanding performance-based awards to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding performance-based awards.
It is intended that, if possible, any adjustments contemplated by the preceding two paragraphs be made in a manner that satisfies applicable Canadian and U.S. legal, tax (including, without limitation and as applicable in the circumstances, Section 424 of the Code, Section 409A of the Code and Section 162(m) of the Code) and accounting (so as to not trigger any charge to earnings with respect to such adjustment) requirements.
Without limiting the generality of Section 3.3, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2
Corporate Transactions - Assumption and Termination of Awards. Upon the occurrence of any of the following: any recapitalization, merger, amalgamation, combination, consolidation, conversion or other reorganization in connection with which the Corporation does not survive (or does not survive as a public Corporation in respect of its Common Shares); any exchange of Common Shares or other securities of the Corporation in connection with which the Corporation does not survive (or does not survive as a public Corporation in respect of its Common Shares); a sale of all or substantially all the business, stock or assets of the Corporation in connection with which the Corporation does not survive (or does not survive as a public Corporation in respect of its Common Shares); a dissolution of the Corporation; or any other event in which the Corporation does not survive (or does not survive as a public Corporation in respect of its Common Shares); then the Administrator may make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Shares upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence, then, unless the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award or the award would otherwise continue in accordance with its terms in the circumstances: (1) unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested,    all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award; and (2) each award shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.
The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award.
In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration and/or termination to occur immediately prior to the applicable event and, in such circumstances, will reinstate the original terms of the award if an event giving rise to an acceleration and/or termination does not occur.
Without limiting the generality of Section 3.3, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

7.3
Other Acceleration Rules. The Administrator may override the provisions of Section 7.2 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable

$100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.
8.OTHER PROVISIONS

8.1
Compliance with Laws. This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of Common Shares, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal, provincial, state, local and foreign laws, rules and regulations (including but not limited to provincial, state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation or one of its Subsidiaries, provide such assurances and representations to the Corporation or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2
No Rights to Award. No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3
No Employment/Service Contract. Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Corporation or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or one of its Subsidiaries to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4
Plan Not Funded. Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including Common Shares, except as expressly otherwise provided) of the Corporation or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

8.5
Tax Withholding. Upon any exercise, vesting, or payment of any award, or upon the disposition of Common Shares acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, or upon any other tax withholding event with respect to any award, arrangements satisfactory to the Corporation shall be made to provide for any taxes the Corporation or any of its Subsidiaries may be required to withhold with respect to such award event or payment. Such arrangements may include (but are not limited to) any one of (or a combination of) the following:

(a)
The Corporation or one of its Subsidiaries shall have the right to require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Corporation or one of its Subsidiaries may be required to withhold with respect to such award event or payment.

(b)
The Corporation or one of its Subsidiaries shall have the right to deduct from any amount otherwise payable in cash (whether related to the award or otherwise) to the participant (or the participant’s personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Corporation or one of its Subsidiaries may be required to withhold with respect to such award event or payment.

(c)
In any case where a tax is required to be withheld in connection with the delivery of Common Shares under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment. In no event shall the shares withheld exceed the minimum whole number of shares required for tax withholding under applicable law.

8.6	Effective Date, Termination and Suspension, Amendments.
8.6.1    Effective Date. This Plan is effective as of May 15, 2015, the date of its approval by the Board (the “Effective Date”). This Plan shall be submitted for and subject to shareholder approval no later than twelve months after the Effective Date. Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.
8.6.2    Board Authorization. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.
8.6.3    Shareholder Approval. To the extent then required by applicable law or any applicable listing agency or required under Sections 162, 422 or 424 of the Code to preserve the intended tax consequences of this Plan, or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to shareholder approval.
8.6.4    Amendments to Awards. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the limitations set forth in Section 3.2.
8.6.5    Limitations on Amendments to Plan and Awards. No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Corporation under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7
Privileges of Stock Ownership. Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of stock ownership as to any Common Shares not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of delivery.

8.8	Governing Law; Construction; Severability.
8.8.1    Choice of Law. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the state of California and the federal laws of the United States of America applicable thereto without recourse to their conflict of laws rules.
8.8.2    Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.
8.8.3    Plan Construction.

(a)
Rule 16b-3. It is the intent of the Corporation that the awards and transactions permitted by awards be interpreted in a manner that, in the case of participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the award, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act. Notwithstanding the foregoing, the Corporation shall have no liability to any participant for Section 16 consequences of awards or events under awards if an award or event does not so qualify.

(b)
Section 162(m). Awards under Section 5.1.4 to persons described in Section 5.2 that are either granted or become vested, exercisable or payable based on attainment of one or more performance goals related to the Business Criteria, as well as Qualifying Options and Qualifying SARs granted to persons described in Section 5.2, that are approved by a committee composed solely of two or more outside directors (as this requirement is applied under Section 162(m) of the Code) shall be deemed to be intended as performance-based compensation within the meaning of Section 162(m) of the Code unless such committee provides otherwise at the time of grant of the award. It is the further intent of the Corporation that (to the extent the Corporation or one of its Subsidiaries or awards under this Plan may be or become subject to limitations on deductibility under Section 162(m) of the Code) any such awards and any other Performance-Based Awards under Section 5.2 that are granted to or held by a person subject to Section 162(m) will qualify as performance-based compensation or otherwise be exempt from deductibility limitations under Section 162(m).

8.9
Captions. Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10
Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, SARs, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Corporation or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Corporation or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Common Shares in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted by an acquired Corporation (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Corporation or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11
Non-Exclusivity of Plan. Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Common Shares, under any other plan or authority.

8.12
No Corporate Action Restriction. The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Corporation or any Subsidiary (or any of their respective shareholders, boards of directors or committees thereof, as the case may be) to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any Subsidiary, (d) any dissolution or liquidation of the Corporation or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Corporation or any Subsidiary, or (f) any other corporate act or proceeding by the Corporation or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Corporation or any employees, officers or agents of the Corporation or any Subsidiary, as a result of any such action.

8.13
Other Corporation Benefit and Compensation Programs. Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Corporation or its Subsidiaries.

8.14
Clawback Policy. The awards granted under this Plan are subject to the terms of the Corporation’s recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, any of which could in certain circumstances require repayment or forfeiture of awards or any Common Shares or other cash or property received with respect to the awards (including any value received from a disposition of the shares acquired upon payment of the awards).

SPHERE 3D CORP.
2015 PERFORMANCE INCENTIVE PLAN
Canadian Residents Addendum

Section 1    Application
This addendum applies to a Participant who is a resident of Canada under the Income Tax Act (Canada) or an applicable tax treaty to which Canada is a party (hereinafter referred to as a “Canadian Participant”).
Section 2    Stock Options
Stock Options granted to Canadian Participants shall not be settled in cash unless at the request of the Canadian Participant, which request the Corporation may in its sole and entire discretion grant or deny. Stock Options granted to Canadian Participants shall not be settled with Shares other than Shares issued from treasury.
Section 3    Restricted Stock and Incentive Stock Options
Restricted Stock, Incentive Stock Options and awards that are subject to forfeiture (other than restricted stock units and stock options that are subject to vesting requirements) shall not be granted to Canadian Participants.
Section 4    Stock Appreciation Rights
Stock Appreciation Rights granted to Canadian Participants shall be exercised and settled immediately upon vesting.
Section 5    Restricted Stock Units
Restricted Stock Units, stock bonuses, stock units, phantom stock and similar rights or awards granted to Canadian Participants shall vest and be payable no later than December 31 of the third year following the year in which the award was granted.
Section 6    Tendering of Shares
The tendering of shares by a Canadian Participant to satisfy the Canadian Participant’s federal, provincial or other taxes as required by law to be withheld with respect to such awards, or to satisfy the exercise price of an award, shall not be available to Canadian Participants.
Section 7    Designation of beneficiary
A designation of beneficiary shall not be available to a Canadian Participant who is a resident in the Province of Quebec. Upon the death of a Canadian Participant who was a resident in the Province of Quebec immediately before the Canadian Participant’s death, any and all distribution of shares and/or cash payable pursuant to the terms of the Plan and any exercise of an award shall solely be made by or to the administrator, executor or liquidator of the Canadian Participant’s estate. A designation of Beneficiary by a Canadian Participant, residing in a Province other than the Province of Quebec or in a territory in Canada, pursuant to the Plan shall be subject to the requirements of the province or territory of domicile of such Canadian Participant.

Section 8    Miscellaneous
The following shall be inserted in any award to be completed by a Canadian Participant who is a resident in the Province of Quebec: “The parties hereto have agreed that this Subscription Agreement and the Plan be drafted in English. Les parties aux présentes ont convenu que le présent document et les règles du régime soient rédigés en anglais.”

APPENDIX C
EMPLOYEE STOCK PURCHASE PLAN

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SPHERE 3D CORP.
EMPLOYEE STOCK PURCHASE PLAN

1.	PURPOSE
The purpose of this Plan is to assist Eligible Employees in acquiring a stock ownership interest in the Corporation, at a favorable price and upon favorable terms, pursuant to a plan which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. This Plan is also intended to encourage Eligible Employees to remain in the employ of the Corporation or a Participating Subsidiary and to provide them with an additional incentive to advance the best interests of the Corporation.

2.	DEFINITIONS
Capitalized terms used herein which are not otherwise defined shall have the following meanings.
“Account” means the bookkeeping account maintained by the Corporation, or by a recordkeeper on behalf of the Corporation, for a Participant pursuant to Section 7(a).
“Board” means the Board of Directors of the Corporation.
“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.
“Commission” means the U.S. Securities and Exchange Commission.
“Committee” means the committee appointed by the Board to administer this Plan pursuant to Section 12.
“Common Shares” means the common shares, no par value, of the Corporation, and such other securities or property as may become the subject of Options pursuant to an adjustment made under Section 17.
“Compensation” means an Eligible Employee’s regular earnings, commissions and cash bonuses. Compensation also includes any amounts contributed as salary reduction contributions to a plan qualifying under Section 401(k), 125 or 129 of the Code. Any other form of remuneration is excluded from Compensation, including (but not limited to) the following: relocation or housing allowances, share option exercises, share appreciation right payments, the vesting or grant of restricted shares, the payment of share units, performance awards, auto allowances, tuition reimbursement, perquisites, non-cash compensation and other forms of imputed income. Notwithstanding the foregoing, Compensation shall not include any amounts deferred under or paid from any nonqualified deferred compensation plan maintained by the Corporation or any Participating Subsidiary.
“Contributions” means the bookkeeping amounts credited to the Account of a Participant pursuant to this Plan, equal in amount to the amount of Compensation that the Participant has elected to contribute for the purchase of Common Shares under and in accordance with this Plan.
“Corporation” means Sphere 3D Corp., a corporation incorporated under the laws of the Province of Ontario, and its successors.

“Date of Termination” means the Eligible Employee’s last day of actual and active employment with the Corporation or any of its Subsidiaries. For greater certainty, no period of notice of termination, if any, or payment in lieu of notice that is given or ought to have been given pursuant to the Eligible Employee’s applicable employment agreement or at law that follows or is in respect of a period after the last date of actual and active employment will be considered as extending Eligible Employee’s period of employment for purposes of determining the Eligible Employee’s entitlement under this Plan.
“Effective Date” means the date on which this Plan is initially approved by the shareholders of the Corporation.
“Eligible Employee” means any employee of the Corporation, or of any Subsidiary which has been designated in writing by the Committee as a “Participating Subsidiary.” Notwithstanding the foregoing, “Eligible Employee” shall not include any employee:

(a)	whose customary employment is for five (5) months or less in a calendar year; or

(b)	whose customary employment is for twenty (20) hours or less per week.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time.
“Fair Market Value” on any date means:

(a)
if the Common Shares are listed or admitted to trade on a national securities exchange, the closing price of the Common Shares on such date on the principal national securities exchange on which the Common Shares are so listed or admitted to trade, or, if there is no trading of the Common Shares on such date, then the closing price of a share of Common Shares on such exchange on the next preceding date on which there was trading in the Common Shares;

(b)	in the absence of exchange data required to determine Fair Market Value pursuant to the foregoing, the value as established by the Committee as of the relevant time for purposes of this Plan.
“Grant Date” means, with respect to an Offering Period, the first day of that Offering Period.
“Individual Limit” has the meaning given to such term in Section 4(b).
“New Purchase Date” has the meaning given to such term in Section 18.
“Offering Period” means the six (6) consecutive month period commencing on each Grant Date; provided, however, that the Committee may declare, as it deems appropriate and in advance of the applicable Offering Period, a shorter (not to be less than three months) Offering Period or a longer (not to exceed 27 months) Offering Period, and may provide for such Offering Period to be divided into one or more “purchase periods.” In the event that an Offering Period consists of more than one purchase period, the Committee may provide in advance of that Offering Period that if the Fair Market Value of the Ordinary Shares on the last day of any such purchase period is lower than the Fair Market Value of the Common Shares on the Grant Date of that Offering Period, that Offering Period will terminate at the end of such purchase period and that each Participant in such terminated Offering Period will be automatically enrolled in a new Offering Period that commences immediately thereafter.
“Option” means the stock option to acquire Common Shares granted to a Participant pursuant to Section 8.
“Option Price” means the per share exercise price of an Option as determined in accordance with Section 8(b).
“Parent” means any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation in which each corporation (other than the Corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.
“Participant” means an Eligible Employee who has elected to participate in this Plan and who has filed a valid and effective Subscription Agreement to make Contributions pursuant to Section 6.
“Participating Subsidiary” shall have the meaning given to such term in Section 19(c).
“Plan” means this Sphere 3D Corp. Employee Stock Purchase Plan, as it may be amended or restated from time to time.
“Purchase Date” means, with respect to an Offering Period, the last day of that Offering Period.
“Subscription Agreement ” means the written agreement filed by an Eligible Employee with the Corporation pursuant to Section 6 to participate in this Plan.
“Subsidiary” means any corporation (other than the Corporation) in an unbroken chain of corporations (beginning with the Corporation) in which each corporation (other than the last corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain, subject to any applicable laws that may require a different interpretation in respect of matters contemplated herein.

3.	ELIGIBILITY
Any person employed as an Eligible Employee as of the beginning of any given Offering Period shall be eligible to participate in such Offering Period, subject to the Eligible Employee satisfying the requirements of Section 6.

4.	STOCK SUBJECT TO THIS PLAN; SHARE LIMITATIONS

(a)
Aggregate Share Limit. Subject to the provisions of Section 17, the capital stock that may be delivered under this Plan will be the authorized but unissued Common Shares. The maximum number of Common Shares that may be delivered pursuant to Options granted under this Plan is 2,000,000 Common Shares, subject to adjustments pursuant to Section 17.

(b)
Individual Share Limit. The maximum number of Common Shares that any one individual may acquire upon exercise of his or her Option with respect to any one Offering Period is 7,500, subject to adjustments pursuant to Section 17 (the “Individual Limit”). The Committee may amend the Individual Limit as it applies to any particular Offering Period, effective no earlier than the first day of such Offering Period without shareholder approval.

(c)
Shares Not Actually Delivered. Shares that are subject to or underlie Options, which for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again, except to the extent prohibited by law, be available for subsequent Options under this Plan.

5.	OFFERING PERIODS
During the term of this Plan, the Corporation will grant Options to purchase Common Shares in each Offering Period to all Participants in that Offering Period. The Grant Date and Purchase Date of the initial Offering Period after the Effective Date will be established by the Committee in advance of the Offering Period. Unless otherwise specified in advance by the Committee, each Offering Period thereafter will be of approximately six (6) months duration, with the first such Offering Period commencing immediately after the Purchase Date of the initial Offering Period. Each Option shall become effective on the Grant Date of the Offering Period with respect to which the Option is granted. The term of each Option shall be the duration of the related Offering Period and shall end on the Purchase Date of that Offering Period. Offering Periods shall continue until this Plan is terminated in accordance with Section 18 or 19, or, if earlier, until no Common Shares remain available for Options pursuant to Section 4.

6.	PARTICIPATION

(a)
Enrollment. An Eligible Employee may become a Participant in this Plan by completing a Subscription Agreement on a form approved by and in a manner prescribed by the Committee (or its delegate). To become effective, a Subscription Agreement must be signed by the Eligible Employee and be filed with the Corporation at the time specified by the Committee, but in all cases prior to the start of the Offering Period with respect to which it is to become effective, and must set forth a whole percentage (or, if the Committee so provides, a stated amount) of the Eligible Employee’s Compensation to be credited to the Participant’s Account as Contributions each pay period.

(b)
Contribution Limits. Notwithstanding the foregoing, a Participant may not elect to contribute less than one percent (1%) nor more than fifteen percent (15%) (or such other limit as the Committee may establish prior to the start of the applicable Offering Period) of his or her Compensation during any one pay period as Plan Contributions. The Committee also may prescribe other limits, rules or procedures for Contributions.

(c)
Content and Duration of Subscription Agreements. Subscription Agreements shall contain the Eligible Employee’s authorization and consent to the Corporation’s withholding from his or her Compensation the amount of his or her Contributions. An Eligible Employee’s Subscription Agreement, and his or her participation election and withholding consent thereon, shall remain valid for all Offering Periods until (1) the Eligible Employee’s participation terminates pursuant to the terms hereof, (2) the Eligible Employee files a new Subscription Agreement that becomes effective, or (3) the Committee requires that a new Subscription Agreement be executed and filed with the Corporation.

7.	METHOD OF PAYMENT OF CONTRIBUTIONS

(a)
Participation Accounts. The Corporation shall maintain on its books, or cause to be maintained by a recordkeeper, an Account in the name of each Participant. The percentage of Compensation elected to be applied as Contributions by a Participant shall be deducted from such Participant’s Compensation on each payday during the period for payroll deductions set forth below and such payroll deductions shall be credited to that Participant’s Account as soon as administratively practicable after such date. A Participant may not make any additional payments to his or her Account. A Participant’s Account shall be reduced by any amounts used to pay the Option Price of shares acquired, or by any other amounts distributed pursuant to the terms hereof.

(b)
Payroll Deductions. Subject to such other rules as the Committee may adopt, payroll deductions with respect to an Offering Period shall commence on the first pay day which coincides with or immediately follows the applicable Grant Date and shall end on the last pay day which coincides with or immediately precedes the applicable Purchase Date, unless sooner terminated by the Participant as provided in Section 7(d) or until his or her participation terminates pursuant to Section 11.

(c)
Changes in Contribution Elections for Next Offering Period. A Participant may discontinue, increase, or decrease the level of his or her Contributions (within the Plan limits) by completing and filing with the Corporation, on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. Subject to any other timing requirements that the Committee may impose, an election pursuant to this Section 7(c) shall be effective with the first Offering Period that commences after the Corporation’s receipt of such election, provided that a participant may, on one occasion only during an Offering Period, elect to decrease (but not increase) the level of his or her Contributions (subject to Section 6(b) by filing a new Subscription Agreement with the Corporation indicating such election, which election shall be effective as soon as administratively practicable following its receipt by the Corporation. Except as contemplated by the foregoing proviso and Section 7(d) and 7(e), changes in Contribution levels may not take effect during an Offering Period. Other modifications or suspensions of Subscription Agreements are not permitted.

(d)
Withdrawal During an Offering Period. A Participant may terminate his or her Contributions during an Offering Period (and receive a distribution of the balance of his or her Account in accordance with Section 11) by completing and filing with the Corporation, in such form and on such terms as the Committee (or its delegate) may prescribe, a written withdrawal form which shall be signed by the Participant. Such termination shall be effective as soon as administratively practicable after its receipt by the Corporation. A withdrawal election pursuant to this Section 7(d) shall only be effective for a particular Offering Period, however, if it is received by the Corporation prior to the Purchase Date of that Offering Period (or such earlier deadline that the Committee may reasonably require to process the withdrawal prior to the applicable Purchase Date). Partial withdrawals of Accounts are not permitted.

(e)
Discontinuance of Contributions During an Offering Period. A Participant may discontinue his or her Contributions at any time during an Offering Period by completing and filing with the Corporation, on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. If a Participant elects to discontinue his or her Contributions pursuant to this Section 7(e), the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Purchase Date in accordance with Section 9 (unless the Participant makes a timely withdrawal election in accordance with Section 7(d), in which case such Participant’s Account shall be paid to him or her in cash in accordance with Section 11(a)).

8.	GRANT OF OPTION

(a)
Grant Date; Number of Shares. On each Grant Date, each Eligible Employee who is a Participant during that Offering Period shall be granted an Option to purchase a number of Common Shares. The Option shall be exercised on the Purchase Date for that Offering Period. The number of Common Shares to be purchased upon exercise of the Option on the Purchase Date shall be determined by dividing the Participant’s Account balance as of that Purchase Date by the Option Price, subject to the limits of Section 8(c).

(b)
Option Price. The Option Price per share of the shares subject to an Option for an Offering Period shall be the lesser of: (i) 85% of the Fair Market Value of a Share on the Grant Date of the Offering Period; or (ii) 85% of the Fair Market Value of a Share on the Purchase Date of that Offering Period; provided, however, that the Committee may provide prior to the start of any Offering Period that the Option Price for that Offering Period shall be determined by applying a discount amount (not to exceed 15%) to either (1) the Fair Market Value of Common Shares on the Grant Date of the Offering Period, or (2) the Fair Market Value of Common Shares on the Purchase Date of that Offering Period, or (3) the lesser of the Fair Market Value of Common Shares on the Grant Date of the Offering Period or the Fair Market Value of Common Shares on the Purchase Date of that Offering Period.

(c)
Limits on Share Purchases. Notwithstanding anything else contained herein, the maximum number of shares subject to an Option for an Offering Period shall be subject to the Individual Limit in effect on the Grant Date of that Offering Period (subject to adjustment pursuant to Section 17) and any person who is otherwise an Eligible Employee shall not be granted any Option (or any Option granted shall be subject to compliance with the following limitations) or other right to purchase shares under this Plan to the extent:

(1)
it would, if exercised, cause the person to own stock (within the meaning of Section 423(b)(3) of the Code) possessing 5% or more of the total combined voting power or value of all classes of stock of the Corporation, or of any Parent, or of any Subsidiary; or

(2)
such Option causes such individual to have rights to purchase stock under this Plan and any other plan of the Corporation, any Parent, or any Subsidiary which is qualified under Section 423 of the Code which accrue at a rate which exceeds $25,000 of the fair market value of the stock of the Corporation, of any Parent, or of any Subsidiary (determined at the time the right to purchase such stock is granted, before giving effect to any discounted purchase price under any such plan) for each calendar year in which such right is outstanding at any time.
For purposes of the foregoing, a right to purchase stock accrues when it first become exercisable during the calendar year. In determining whether the stock ownership of an Eligible Employee equals or exceeds the 5% limit set forth above, the rules of Section 424(d) of the Code (relating to attribution of stock ownership) shall apply, and stock which the Eligible Employee may purchase under outstanding options shall be treated as stock owned by the Eligible Employee.

9.	EXERCISE OF OPTION

(a)
Purchase of Shares. Unless a Participant withdraws pursuant to Section 7(d) or the Participant’s Plan participation is terminated as provided in Section 11, his or her Option for the purchase of shares shall be exercised automatically on the Purchase Date for that Offering Period, without any further action on the Participant’s part, and the maximum number of whole Common Shares subject to such Option (subject to the limits of Section 8(c)) shall be purchased at the Option Price with the balance of such Participant’s Account.

(b)
Account Balance Remaining After Purchase. If any amount which is not sufficient to purchase a whole share remains in a Participant’s Account after the exercise of his or her Option on the Purchase Date: (1) such amount shall be credited to such Participant’s Account for the next Offering Period, if he or she is then a Participant; or (2) if such Participant is not a Participant in the next Offering Period, or if the Committee so elects, such amount shall be refunded to such Participant as soon as administratively practicable after such date. If the share limit of Section 4(a) is reached, any amount that remains in a Participant’s Account after the exercise of his or her Option on the Purchase Date to purchase the number of shares that he or she is allocated shall be refunded to the Participant as soon as administratively practicable after such date. If any amount which exceeds the limits of Section 8(c) remains in a Participant’s Account after the exercise of his or her Option on the Purchase Date, such amount shall be refunded to the Participant as soon as administratively practicable after such date. The Participant’s Account shall be reduced on a dollar-for-dollar basis by any amount used to purchase shares hereunder or any amount refunded to the Participant.

10.	DELIVERY OF SHARES
As soon as administratively practicable after the Purchase Date, the Corporation shall, in its discretion, either deliver to each Participant a certificate representing the Common Shares purchased upon exercise of his or her Option, provide for the crediting of such shares in book entry form in the name of the Participant, or provide for an alternative arrangement for the delivery of such shares to a broker or recordkeeping service for the benefit of the Participant. In the event the Corporation is required to obtain from any commission or agency authority to issue any such certificate or otherwise deliver such shares, the Corporation will seek to obtain such authority. If the Corporation is unable to obtain from any such commission or agency authority which counsel for the Corporation deems necessary for the lawful issuance of any such certificate or other delivery of such shares, or if for any other reason the Corporation cannot issue or deliver Common Shares and satisfy Section 21, the Corporation shall be relieved from liability to any Participant except that the Corporation shall return to each Participant to whom such shares cannot be issued or delivered the amount of the balance credited to his or her Account that would have otherwise been used for the purchase of such shares.

11.	TERMINATION OF EMPLOYMENT; CHANGE IN ELIGIBLE STATUS

(a)
General. Except as provided in Section 11(b) below and subject to applicable law, if a Participant ceases to be an Eligible Employee for any reason (including, without limitation, due to the Participant’s death, disability, resignation or retirement, or due to a layoff or other termination of employment with or without cause), or if the Participant elects to withdraw from the Plan pursuant to Section 7(d), at any time prior to the last day of an Offering Period in which he or she participates, such Participant’s Account shall be paid to him or her (or, in the event of the Participant’s death, to the person or persons entitled thereto under Section 13) in cash, and such

Participant’s Option and participation in the Plan shall automatically terminate as of the Date of Termination, or date of withdrawal, as applicable.

(b)
Change in Eligible Status; Leave of Absence. If a Participant (1) ceases to be an Eligible Employee during an Offering Period but remains an employee of the Corporation or a Subsidiary through the Purchase Date for that Offering Period (for example, and without limitation, due to a change in the Participant’s employer from the Corporation or a Participating Subsidiary to a non-Participating Subsidiary, if the Participant’s employer ceases to maintain the Plan as a Participating Subsidiary but otherwise continues as a Subsidiary, or if the Participant’s customary level of employment no longer satisfies the requirements set forth in the definition of Eligible Employee), or (2) during an Offering Period commences a sick leave, military leave, or other leave of absence approved by the Corporation or a Participating Subsidiary, and the leave meets the requirements of Treasury Regulation Section 1.421-1(h)(2) and the Participant is an employee of the Corporation or a Subsidiary or on such leave as of the applicable Purchase Date, such Participant’s Contributions shall cease (subject to Section 7(d)), and the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Purchase Date in accordance with Section 9 (unless the Participant makes a timely withdrawal election in accordance with Section 7(d), in which case such Participant’s Account shall be paid to him or her in cash in accordance with Section 11(a)).

(c)
Re-Enrollment. A Participant’s termination from Plan participation precludes the Participant from again participating in this Plan during that Offering Period. However, such termination shall not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met. A Participant’s termination from Plan participation shall be deemed to be a revocation of that Participant’s Subscription Agreement and such Participant must file a new Subscription Agreement to resume Plan participation in any succeeding Offering Period.

(d)
Change in Subsidiary Status. For purposes of this Plan, if a Subsidiary ceases to be a Subsidiary, each person employed by that Subsidiary will be deemed to have terminated employment for purposes of this Plan (and the Date of Termination for such person shall be the date that Subsidiary ceases to be a Subsidary), unless the person continues as an employee of the Corporation or another Subsidiary.

12.	ADMINISTRATION

(a)
The Committee. The Board shall appoint the Committee, which shall be composed of not less than two members of the Board. The Board may, at any time, increase or decrease the number of members of the Committee, may remove from membership on the Committee all or any portion of its members, and may appoint such person or persons as it desires to fill any vacancy existing on the Committee, whether caused by removal, resignation, or otherwise. The Board may also, at any time, assume the administration of all or a part of this Plan (including when actions hereunder may only be taken by the Board under applicable laws), in which case references (or relevant references in the event the Board assumes the administration of only certain aspects of this Plan) to the “Committee” shall be deemed to be references to the Board. Action of the Committee with respect to this Plan shall be taken pursuant to a majority vote or by the unanimous written consent of its members, and shall be in the manner and on the terms authorized by the Board. No member of the Committee shall be entitled to act on or decide any matter relating solely to himself or herself or solely to any of his or her rights or benefits under this Plan.

(b)
Powers and Duties of the Committee. Subject to the express provisions of this Plan, the Committee shall supervise and administer this Plan in the manner and on the terms authorized by the Board and all applicable laws. Subject to the instructions of the Board, the Committee shall have the full authority and discretion: (1) to construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, any Subsidiary, and Participants under this Plan; (2) to further define the terms used in this Plan; (3) to prescribe, amend and rescind rules and regulations relating to the administration of this Plan (including, without limitation, deadlines for making elections or for providing any notices contemplated by this Plan, which deadlines may be more restrictive than any deadlines otherwise contemplated by this Plan); and (4) to make all other determinations and take such other action as contemplated by this Plan or as may be necessary or advisable for the administration of this Plan or the effectuation of its purposes. Notwithstanding anything else contained in this Plan to the contrary, the Committee may also adopt rules, procedures, separate offerings or sub-plans applicable to particular Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code and need not comply with the otherwise applicable provisions of this Plan.

(c)
Decisions of the Committee are Binding. Any action taken by, or inaction of, the Corporation, any Subsidiary, the Board or the Committee relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons.

(d)
Indemnification. Neither the Board nor any Committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

(e)
Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Committee or the Board, as the case may be, may obtain and may rely upon the advice of experts, including professional advisors to the Corporation. To the fullest extent permitted by law, no director, officer or agent of the Corporation or any Participating Subsidiary shall be liable for any such action or determination taken or made or omitted in good faith.

(f)	Delegation. The Committee may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Corporation or a Subsidiary.

13.	DESIGNATION OF BENEFICIARY
If the Committee permits beneficiary designations with respect to this Plan, then each Participant may file, on a form and in a manner prescribed by the Committee (or its delegate), a written designation of a beneficiary who is to receive any shares or cash from or with respect to such Participant’s Account under this Plan in the event of such Participant’s death. If a Participant is married and the designated beneficiary is not solely his or her spouse, spousal consent shall be required for such designation to be effective unless it is established (to the satisfaction of the Committee or its delegate) that there is no spouse or that the spouse cannot be located. The Committee may rely on the last designation of a beneficiary filed by a Participant in accordance with this Plan. Beneficiary designations may be changed by the Participant (and his or her spouse, if required) at any time on forms provided and in the manner prescribed by the Committee (or its delegate).
If a Participant dies with no validly designated beneficiary under this Plan who is living at the time of such Participant’s death (or in the event the Committee does not permit beneficiary designations under this Plan), the Corporation shall deliver all shares and/or cash payable pursuant to the terms hereof to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed, the Corporation, in its discretion and to the extent permitted by applicable law, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Corporation, then to such other person as the Corporation may designate.
If a Participant’s death occurs before the end of an Offering Period or subsequent to the end of an Offering Period but prior to the delivery to him or her or for his or her benefit of any shares deliverable under the terms of this Plan, and the Corporation has notice of the Participant’s death, then any shares purchased for that Offering Period and any remaining balance of such Participant’s Account shall be paid to such beneficiary (or such other person entitled to such payment pursuant to this Section 13). If the Committee permits beneficiary designations with respect to this Plan, any such designation shall have no effect with respect to shares purchased and actually delivered (or credited, as the case may be) to or for the benefit of the Participant.

14.	TRANSFERABILITY
Neither Contributions credited to a Participant’s Account nor any Options or rights with respect to the exercise of Options or right to receive shares under this Plan may be anticipated, alienated, encumbered, assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 13) by the Participant. Any such attempt at anticipation, alienation, encumbrance, assignment, transfer, pledge or other disposition shall be without effect and all amounts shall be paid and all shares shall be delivered in accordance with the provisions of this Plan. Amounts payable or shares deliverable pursuant to this Plan shall be paid or delivered only to (or credited in the name of, as the case may be) the Participant or, in the event of the Participant’s death, the Participant’s beneficiary pursuant to Section 13 or to the administrator, executor or liquidator of the Participant’s estate.

15.	USE OF FUNDS; INTEREST
All Contributions received or held by the Corporation under this Plan will be included in the general assets of the Corporation and may be used for any corporate purpose. Notwithstanding anything else contained herein to the contrary, no interest will be paid to any Participant or credited to his or her Account under this Plan (in respect of Account balances, refunds of Account balances, or otherwise). Amounts payable under this Plan shall be payable in Common Shares or from the general assets of the Corporation and, except for any shares that may be reserved on the books of the Corporation for issuance with respect to this Plan, no special or separate reserve, fund or deposit shall be made to assure payment of amounts that may be due with respect to this Plan.

16.	REPORTS
Statements shall be provided (either electronically or in written form, as the Committee may provide from time to time) to Participants as soon as administratively practicable following each Purchase Date. Each Participant’s statement shall set forth, as of such Purchase Date, that Participant’s Account balance immediately prior to the exercise of his or her Option, the Option Price, the number of whole shares purchased and his or her remaining Account balance, if any.

17.	ADJUSTMENTS OF AND CHANGES IN THE STOCK
Upon or in contemplation of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any recapitalization, merger, amalgamation, combination, consolidation, conversion or other reorganization; any spin-off, split-up, or any similar extraordinary dividend distribution in respect of the Common Shares (whether in the form of securities or property); any exchange of Common Shares or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Shares; or a sale of substantially all the assets of the Corporation as an entirety occurs; then the Committee shall equitably and proportionately adjust (1) the number and type of shares or the number and type of other securities that thereafter may be made the subject of Options (including the specific maxima and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of shares (or other securities or property) subject to any or all outstanding Options, (3) the Option Price of any or all outstanding Options, and/or (4) the securities, cash or other property deliverable upon exercise of any outstanding Options, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding Options.
Upon the occurrence of any event described in the preceding paragraph, or any other event in which the Corporation does not survive (or does not survive as a public Corporation in respect of its Common Shares); then the Committee may make provision for a cash payment or for the substitution or exchange of any or all outstanding Options for cash, securities or property to be delivered to the holders of any or all outstanding Options based upon the distribution or consideration payable to holders of the Common Shares upon or in respect of such event.

The Committee may adopt such valuation methodologies for outstanding Options as it deems reasonable in the event of a cash or property settlement and, without limitation on other methodologies, may base such settlement solely upon the excess (if any) of the amount payable upon or in respect of such event over the Option Price of the Option.
In any of such events, the Committee may take such action sufficiently prior to such event to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to shareholders generally.

18.	POSSIBLE EARLY TERMINATION OF PLAN AND OPTIONS
Upon a dissolution or liquidation of the Corporation, or any other event described in Section 17 that the Corporation does not survive or does not survive as a publicly-traded Corporation in respect of its Common Shares, as the case may be, and the Committee does not make provision for a cash payment or for the substitution or exchange of outstanding Options in accordance with Section 17, then any Offering Period then in progress shall be shortened and a new Purchase Date shall be established by the Committee (the “New Purchase Date”), as of which date the Plan and any Offering Period then in progress will terminate. The New Purchase Date shall be on or before the date of the consummation of the transaction and the Committee shall notify each Participant in writing at least ten (10) days prior to the New Purchase Date that the Purchase Date for his or her outstanding Option has been changed to the New Purchase Date and that his or her Option will be exercised automatically on the New Purchase Date, unless prior to such date he or she has withdrawn from the Offering Period in accordance with Section 7(d). The Option Price on the New Purchase Date shall be determined as provided in Section 8(b), and, if applicable, the New Purchase Date shall be treated as the “Purchase Date” for purposes of determining such Option Price.

19.	TERM OF PLAN; AMENDMENT OR TERMINATION

(a)
Effective Date; Termination. Subject to Section 19(b), this Plan shall become effective as of the Effective Date. No new Offering Periods shall commence on or after the tenth (10th) anniversary of the Effective Date, and this Plan shall terminate as of the Purchase Date on or immediately following such date unless sooner terminated pursuant to Section 18 or this Section 19. In the event that during a particular Offering Period all of the Common Shares made available under this Plan are subscribed prior to the expiration of this Plan, this Plan and all outstanding Options hereunder shall terminate at the end of that Offering Period and the shares available shall be allocated for purchase by Participants in that Offering Period on a pro-rata basis determined with respect to Participants’ Account balances.

(b)
Board Amendment Authority. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part and without notice. Shareholder approval for any amendment or modification shall not be required, except to the extent required by law or applicable stock exchange rules, or required under Section 423 of the Code in order to preserve the intended tax consequences of this Plan. No Options may be granted during any suspension of this Plan or after the termination of this Plan, but the Committee will retain jurisdiction as to Options then outstanding in accordance with the terms of this Plan. No amendment, modification, or termination pursuant to this Section 19(b) shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of such Participant or obligations of the Corporation under any Option granted under this Plan prior to the effective date of such change. Changes contemplated by Section 17 or Section 18 shall not be deemed to constitute changes or amendments requiring Participant consent.

(c)
Certain Additional Committee Authority. Notwithstanding the amendment provisions of Section 19(b) and without limiting the Board’s authority thereunder and without limiting the Committee’s authority pursuant to any other provision of this Plan, the Committee shall have the right (1) to designate from time to time the Subsidiaries whose employees may be eligible to participate in this Plan (including, without limitation, any Subsidiary that may first become such after the date shareholders first approve this Plan) (each a “Participating Subsidiary”), and (2) to change the service and other qualification requirements set forth under the definition of Eligible Employee in Section 2 (subject to the requirements of Section 423(b) of the Code and applicable rules and regulations thereunder). Any such change shall not take effect earlier than the first Offering Period that starts on or after the effective date of such change. Any such change shall not require shareholder approval.

20.	NOTICES
All notices or other communications by a Participant to the Corporation contemplated by this Plan shall be deemed to have been duly given when received in the form and manner specified by the Committee (or its delegate) at the location, or by the person, designated by the Committee (or its delegate) for that purpose.

21.	CONDITIONS UPON ISSUANCE OF SHARES
This Plan, the granting of Options under this Plan and the offer, issuance and delivery of Common Shares are subject to compliance with all applicable federal, provincial and state laws, rules and regulations (including but not limited to provincial, state and federal securities laws) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation and as a condition precedent to the exercise of his or her Option, provide such assurances and representations to the Corporation as the Committee may deem necessary or desirable to assure compliance with all applicable legal requirements (including, if applicable, insider reporting requirements).

22.	PLAN CONSTRUCTION

(a)
Section 16. It is the intent of the Corporation that transactions involving Options under this Plan (other than “Discretionary Transactions” as that term is defined in Rule 16b-3(b)(1) promulgated by the Commission under Section 16 of the Exchange Act, to the extent there are any Discretionary Transactions under this Plan), in the case of Participants who are or may be subject to the prohibitions of Section 16 of the Exchange Act, satisfy the requirements for exemption under Rule 16b-3(c) promulgated by the Commission under Section 16 of the Exchange Act to the maximum extent possible. Notwithstanding the foregoing, the Corporation shall have no liability to any Participant for Section 16 consequences of Options or other events with respect to this Plan.

(b)
Section 423. Except as the Committee may expressly provide in the case of one or more sub-plans adopted pursuant to Section 12(b), this Plan and Options are intended to qualify under Section 423 of the Code. Accordingly, all Participants are to have the same rights and privileges (within the meaning of Section 423(b)(5) of the Code and except as not required thereunder to qualify this Plan under Section 423) under this Plan, subject to differences in Compensation among Participants and subject to the Contribution and share limits of this Plan.

(c)
Interpretation. If any provision of this Plan or of any Option would otherwise frustrate or conflict with the intents expressed above, that provision to the extent possible shall be interpreted so as to avoid such conflict. If the conflict remains irreconcilable, the Committee may disregard the provision if it concludes that to do so furthers the interest of the Corporation and is consistent with the purposes of this Plan as to such persons in the circumstances.

23.	EMPLOYEES’ RIGHTS

(a)
No Employment Rights. Nothing in this Plan (or in any Subscription Agreement or other document related to this Plan) will confer upon any Eligible Employee or Participant any right to continue in the employ or other service of the Corporation or any Subsidiary, constitute any contract or agreement of employment or other service or effect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or any Subsidiary to change such person’s compensation or other benefits or to terminate his or her employment or other service, with or without cause. Nothing contained in this Section 23(a), however, is intended to adversely affect any express independent right of any such person under a separate employment or service contract other than a Subscription Agreement.

(b)
No Rights to Assets of the Corporation. No Participant or other person will have any right, title or interest in any fund or in any specific asset (including Common Shares) of the Corporation or any Subsidiary by reason of any Option hereunder. Neither the provisions of this Plan (or of any Subscription Agreement or other document related to this Plan), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan will create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or any Subsidiary and any Participant, Beneficiary or other person. To the extent that a Participant, Beneficiary or other person acquires a right to receive payment pursuant to this Plan, such right will be no greater than the right of any unsecured general creditor of the Corporation.

(c)
No Shareholders Rights. A Participant will not be entitled to any privilege of stock ownership as to any Common Shares not actually delivered to and held of record by the Participant. No adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of delivery.

24.	MISCELLANEOUS

(a)
Governing Law. This Plan, the Options, Subscription Agreements and other documents related to this Plan shall be governed by, and construed in accordance with the laws of the state of California and the federal laws of the United States of America applicable thereto without recourse to their conflict of laws rules.

(b)	Severability. If any provision shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

(c)
Captions and Headings. Captions and headings are given to the sections of this Plan solely as a convenience to facilitate reference. Such captions and headings shall not be deemed in any way material or relevant to the construction of interpretation of this Plan or any provision hereof.

(d)
No Effect on Other Plans or Corporate Authority. The adoption of this Plan shall not affect any other Corporation or Subsidiary compensation or incentive plans in effect. Nothing in this Plan will limit or be deemed to limit the authority of the Board or Committee (1) to establish any other forms of incentives or compensation for employees of the Corporation or any Subsidiary (with or without reference to the Common Shares), or (2) to grant or assume options (outside the scope of and in addition to those contemplated by this Plan) in connection with any proper corporate purpose; to the extent consistent with any other plan or authority. Benefits received by a Participant under an Option granted pursuant to this Plan shall not be deemed a part of the Participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Committee or the Board (or the Board of Directors of the Subsidiary that sponsors such plan or arrangement, as applicable) expressly otherwise provides or authorizes in writing.

25.	TAX WITHHOLDING
Notwithstanding anything else contained in this Plan herein to the contrary, the Corporation may deduct from a Participant’s Account balance as of a Purchase Date, before the exercise of the Participant’s Option is given effect on such date, the amount of taxes (if any) which the Corporation reasonably determines it or any Subsidiary may be required to withhold with respect to such exercise. In such event, the maximum number of whole shares subject to such Option (subject to the other limits set forth in this Plan) shall be purchased at the Option Price with the balance of the Participant’s Account (after reduction for the tax withholding amount).
Should the Corporation for any reason be unable, or elect not to, satisfy its or any Subsidiary’s tax withholding obligations in the manner described in the preceding paragraph with respect to a Participant’s exercise of an Option, or should the

Corporation or any Subsidiary reasonably determine that it or an affiliated entity has a tax withholding obligation with respect to a disposition of shares acquired pursuant to the exercise of an Option prior to satisfaction of the holding period requirements of Section 423 of the Code, the Corporation or Subsidiary, as the case may be, shall have the right at its option to (1) require the Participant to pay or provide for payment of the amount of any taxes which the Corporation or Subsidiary reasonably determines that it or any affiliate is required to withhold with respect to such event or (2) deduct from any amount otherwise payable to or for the account of the Participant the amount of any taxes which the Corporation or Subsidiary reasonably determines that it or any affiliate is required to withhold with respect to such event.

26.	NOTICE OF SALE
Any person who has acquired shares under this Plan shall give prompt written notice to the Corporation of any sale or other transfer of the shares if such sale or transfer occurs (1) within the two-year period after the Grant Date of the Offering Period with respect to which such shares were acquired, or (2) within the twelve-month period after the Purchase Date of the Offering Period with respect to which such shares were acquired.
IN WITNESS WHEREOF, the Corporation has caused its duly authorized officer to execute this Plan on this ___ day of ________, 2015.
SPHERE 3D CORP.

By:
Its:

SPHERE 3D CORP.
EMPLOYEE STOCK PURCHASE PLAN
Canadian Residents Addendum

Section 1    Application
This addendum applies to a Participant who is a resident of Canada under the Income Tax Act (Canada) or an applicable tax treaty to which Canada is a party (hereinafter referred to as a “Canadian Participant”).
Section 2    Designation of beneficiary
The first paragraph of Section 13 of the Plan shall not apply to a Canadian Participant who is a resident in the Province of Quebec. Upon the death of a Canadian Participant who was a resident in the Province of Quebec immediately before the Canadian Participant’s death, any and all distribution of shares, cash and/or remaining balance payable pursuant to the terms of the second and third paragraphs of Section 13 of the Plan shall solely be made to the administrator, executor or liquidator of the Canadian Participant’s estate. A designation of Beneficiary by a Canadian Participant, residing in a Province other than the Province of Quebec or in a territory in Canada, pursuant to Section 13 of the Plan shall be subject to the requirements of the province or territory of domicile of such Canadian Participant.
Section 3    Miscellaneous
The following shall be inserted in a Subscription Agreement to be completed by a Canadian Participant who is a resident in the Province of Quebec: “The parties hereto have agreed that this Subscription Agreement and the Plan be drafted in English. Les parties aux présentes ont convenu que le présent document et les règles du régime soient rédigés en anglais.”

APPENDIX D
BOARD MANDATE

****************

SPHERE 3D CORP.
BOARD MANDATE

1		General
2		Responsibilities of the Board	D-3
	2.1	Legal	D-3
	2.2	Strategy and Policy	D-3
	2.3	Accountability	D-4
	2.4	Public Relations	D-4
	2.5	Risk Management	D-5
3		Responsibilities of Directors	D-5
4		Board Composition	D-5
	4.1	Board Membership Criteria	D-5
	4.2	Director Independence	D-5
	4.3	Board Size	D-6
	4.4	Term	D-6
	4.5	Board Succession	D-6
	4.6	Service on Other Boards and Audit Committees	D-6
5		Delegation to Management	D-6
6		Chair	D-6
	6.1	Appointment	D-6
	6.2	General	D-7
	6.3	Specific Roles and Responsibilities	D-7
7		Lead Independent Director	D-7
	7.1	Appointment	D-7
	7.2	General	D-7
	7.3	Specific Roles and Responsibilities	D-7
8		Corporate Secretary	D-8
	8.1	Appointment	D-8
	8.2	General	D-8
	8.3	Specific Roles and Responsibilities	D-9
9		Board Committees	D-9
	9.1	General	D-9
	9.2	Composition	D-9
	9.3	Chair	D-9
	9.4	Mandates	D-9
10		Board and Committee Meetings	D-9

	10.1	Scheduling	D-9
	10.2	Notice	D-10
	10.3	Agenda	D-10
	10.4	Independent Director Sessions	D-10
	10.5	Distribution of Information	D-11
	10.6	Attendance and Participation	D-11
	10.7	Quorum	D-11
	10.8	Voting and Approval	D-11
	10.9	Procedures	D-11
	10.10	Corporate Secretary	D-11
	10.11	Minutes of Meetings	D-11
11		Director Compensation	D-11
12		Director Orientation and Continuing Education	D-12
13		Board Access to Management and Advisors	D-12
14		Performance Assessment of the Board and its Committees	D-12
15		Codes of Ethics	D-12
16		Indemnification and Insurance	D-13
17		Conflicts of Interest	D-13
18		Contact Board and Committees	D-13
19		Definitions	D-14

1     General
The Board of Directors (the “Board”) of Sphere 3D Corp. (the “Corporation”) approves the overall policies for the Corporation, monitors and evaluates the Corporation’s strategic direction, and retains plenary power for those functions not specifically delegated by it to its committees or to management. Accordingly, in addition to the duties of directors of an Ontario corporation as prescribed by statute, the mandate of the Board is to supervise the management of the business and affairs of the Corporation with a view to evaluate, on an ongoing basis, whether the Corporation’s resources are being managed in a manner consistent with enhancing shareholder value, ethical considerations and corporate social responsibility.
2     Responsibilities of the Board
2.1     Legal

2.1.1	Develop and maintain an understanding of provincial and federal legislation applicable to the Corporation and its operations.

2.1.2	Review policies and procedures to confirm ethical behaviour of the Corporation and its employees, and monitor compliance with applicable laws and regulations.

2.1.3	Monitor adequate implementation of systems to comply with health, safety and environmental policies and compliance with applicable laws and regulations.

2.1.4	Monitor corporate insurance requirements and ensure the Corporation is above the minimum legal standard.

2.1.5
Approve the interim financial statements, annual financial statements, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under applicable corporate and securities laws, regulations and the rules of any applicable stock exchange.

2.2     Strategy and Policy

2.2.1	Review and approve the mission of the Corporation.

2.2.2	Approve the strategy and major policy decisions set forth by management.

2.2.3	Approve the periodic capital and operating plans and monitoring corporate performance against those strategic plans.

2.2.4	Review and approve borrowing requirements and borrowing authority relating to the Corporation’s credit facilities.

2.2.5	Approve of a strategic planning process as well as a system of monitoring corporate performance against such plans.

2.2.6	Review and approve material transactions that:

2.2.6.1	are not in the ordinary course of the business,

2.2.6.2	differ significantly from the Corporation’s strategic plan,

2.2.6.3
involve an acquisition or disposition of any asset valued at more than $250,000 that is outside of the ordinary course of the Corporation’s business, unless otherwise approved by the Board in the Corporation’s annual business plan, or

2.2.6.4
enter into any related party or non-arm’s length transaction of whatever nature including without limitation any transaction with or involving the Corporation’s directors, officers, shareholders or persons related or connected to them within the meaning of Canadian tax laws, being understood that all such transactions need to be at fair market value.

2.3     Accountability

2.3.1	Ensure that it is properly informed, on a timely basis, of all important issues relating to developments involving the Corporation and its business environment.

2.3.2	Adopt and enforce good corporate governance practices and processes.

2.3.3	Assess the performance of the Board and each of its committees.

2.3.4	Assess the performance, independence and financial literacy of each of its Board members.

2.3.5
Select, appoint and evaluate the Chief Executive Officer (or President if no Chief Executive Officer is appointed) and the Chief Financial Officer and, if necessary, terminate the Chief Executive Officer, President and Chief Financial Officer.

2.3.6
Satisfy itself as to the integrity of the Chief Executive Officer, President, Chief Financial Officer and other senior officers of the Corporation and as to the culture of integrity throughout the Corporation.

2.3.7	Implement succession planning, including appointing, counseling and monitoring the performance of executive officers.

2.3.8	Review human resources policies of the Corporation in general, including in particular the approval of the compensation of executive officers.

2.3.9	Adopt and enforce policies and processes to satisfy itself as to the integrity of the Corporation’s internal control and management information systems and its financial reporting.

2.3.10	Confirm that an appropriate orientation program is developed for new directors and that continuing education opportunities are available for all directors.

2.3.11	Define the duties and limitations of authority of senior management.
2.4     Public Relations

2.4.1	Establish policies and procedures for the disclosure of reliable and timely information to shareholders and other stakeholders.

2.4.2	Establish policies and procedures for the proper communication with shareholders, customers and governments.

2.4.3	Formally call meetings of shareholders and submit to the shareholders any question or matter requiring approval of the shareholders.

2.4.4	Approve the directors for nomination to be elected at shareholders' meetings and filling a vacancy among the directors.

2.4.5	Declare dividends and establish of the dividend policy for the Corporation.
2.5     Risk Management

2.5.1	Oversee the management of risks and the implementation of internal controls.

2.5.2	With management, identify the principal risks of the Corporation’s business and the systems to be put in place to manage these risks and monitor the adequacy of such systems.

2.5.3
Establish policies and processes to identify the Corporation’s principal business risks, including hedging policies for the Corporation, and confirm that systems are in place to mitigate these risks where prudent to do so.

3     Responsibilities of Directors

3.1	Develop and maintain a thorough understanding of the Corporation, the markets in which its business is conducted, its financial position, strategic direction and goals.

3.2	Diligently prepare for each meeting, ensuring that all distributed information is reviewed in advance of such meeting.

3.3	Actively and constructively participate in each meeting, ensuring all relevant issues are given consideration.

3.4	Acquire information and clarification from management regarding any relevant aspect of the Corporations affairs as needed.

3.5	Engage in continued directors’ education as relevant to their role as a director of the Corporation.
4     Board Composition

4.1	Board Membership Criteria
The Nominating and Governance Committee of the Board is responsible for establishing the competencies and skills that the Board considers to be necessary for the Board as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, and the competencies and skills each new nominee will bring to the Board. The Nominating and Governance Committee identifies candidates for Board membership based on their character, integrity, judgment and record of achievement and any skills and talents they possess which would add to the Board’s decision-making process and enhance the overall management of the business and affairs of the Corporation.
Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who change their principal occupation are expected to advise the Nominating and Governance Committee and, if determined appropriate by the Nominating and Governance Committee, resign from the Board.

4.2	Director Independence
The Board believes that, except during periods of temporary vacancies, not less than half of its members should be Independent Directors.
In all cases, the determination of whether a director is independent will be made by the Board in accordance with applicable securities laws and stock exchange rules. Generally, an “Independent Director” is a director who has no direct or indirect material relationship with the Corporation. For these purposes, “material relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment in carrying out the responsibilities of a director.
In making a determination regarding a director’s independence, the Board will consider all relevant facts and circumstances, including the director’s commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships and such other criteria as the Board may determine from time to time.
The Board will review the independence of all directors on an annual basis and will disclose its determinations annually. To facilitate this review, directors will be asked to provide the Board with full information regarding their business and other relationships with the Corporation and its affiliates and with senior management and their affiliates.
Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.

4.3	Board Size
The Corporation will have a minimum of one director and a maximum of ten directors, with the number of directors from time to time within such range being fixed by resolution of the directors, provided that until otherwise so determined by resolution, the number of directors will be seven (7). The Board is of the view that its current size of seven (7) members is conducive to effective decision-making and committee work.
The Nominating and Governance Committee is responsible for evaluating the effectiveness of the Board size on a regular basis and reporting its analysis and recommendations to the Board.

4.4	Term
Each director is elected or appointed at the annual meeting of shareholders of the Corporation to hold office until the close of the annual meeting of shareholders next following such director’s election or appointment and until such director’s successor is elected or appointed.

4.5	Board Succession
The Nominating and Governance Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders.

4.6	Service on Other Boards and Audit Committees
The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board.

5     Delegation to Management
The Board has delegated financial authority to the Chief Executive Officer (or President, if no Chief Executive Officer has been appointed) (who may sub-delegate such authority to the Chief Financial Officer or such other individuals within the Corporation as appropriate that are approved in advance by the Board) for approval of expenditures, all of which must be made within the framework of the strategic plan of the Corporation approved by the Board.
6     Chair

6.1	Appointment
The Board will elect from among its members a Chair.

6.2	General
The Chair is principally responsible for overseeing the operations and affairs of the Board.

6.3	Specific Roles and Responsibilities

6.3.1	Lead, manage and organize the Board, consistent with the approach to corporate governance adopted by the Board from time to time.

6.3.2	Preside as chair at all meetings of the Board and shareholders.

6.3.3	Approve the agenda of the Board and shareholders’ meetings, in consultation with the Corporate Secretary and the Lead Independent Director (if required to be appointed).

6.3.4	Confirm that Board functions are delegated to appropriate committees and that the functions are carried out and the results reported to the Board.

6.3.5
Together with the Lead Independent Director (if required to be appointed), approach potential candidates for Board membership, once candidates have been identified and selected by the Nominating and Governance Committee, to explore their interest in joining the Board.

6.3.6	Confirm that the Board and senior management understand their respective responsibilities and respect the boundary between them.

6.3.7
Chair Board meetings, including providing appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decisions is reached and accurately recorded.

6.3.8	Ensure that management files and fulfills disclosure requirements to statutory authorities under applicable legislation.

6.3.9	Approve a resource allocation plan to ensure that the Board and its committees have the necessary resources to carry out their responsibilities, in particular, timely and relevant information.

6.3.10
Work with the Lead Independent Director (if required to be appointed), the Chair of the Nominating and Governance Committee, the Corporate Secretary, and senior officers of the Corporation to further the creation of a healthy governance culture within the Corporation.

6.3.11	Represent the Corporation to shareholders and external stakeholders, including local community groups, government, and non-governmental organizations.

6.3.12	Perform additional duties as may be requested by the Board from time to time.
7     Lead Independent Director

7.1	Appointment
In each year that the elected Chair is not an Independent Director, the Board will elect from among its Independent Directors a Lead Independent Director.

7.2	General
The Lead Independent Director provides a source of Board leadership complementary to that of the Chair.

7.3	Specific Roles and Responsibilities

7.3.1	Enhancing Board Effectiveness

7.3.1.1	Work with the Chair and Corporate Secretary to ensure the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements.

7.3.1.2	Review and approve that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independently from management.

7.3.1.3	Provide input to the Chair and Corporate Secretary on the preparation of agendas for Board and committee meetings and the scheduling of Board meetings.

7.3.1.4	Work with the Chair and the Nominating and Governance Committee to ensure there is a process to implement best practices which relate to the responsibilities of the Board.

7.3.1.5	Chair Board meetings when the Chair is unavailable.

7.3.1.6	Maintain a close and collaborative relationship with the Chair.

7.3.1.7	Assist in orienting and integrating new directors to the Board.

7.3.1.8	Represent the Corporation to shareholders and external stakeholders, including local community groups, government, and non-governmental organizations.

7.3.1.9	Perform additional duties as may be requested by the Board from time to time.

7.3.2	Liaison Between Board and Management and Among Directors

7.3.2.1	In association with scheduled Board meetings, chairing meetings of Independent Directors to discuss issues relating to the Corporation’s business without the presence of management or the Chair.

7.3.2.2	Communicating with the Chair and the entire Board, as appropriate, the results of private discussions among Independent Directors or the results of meetings of the Independent Directors.

7.3.2.3	Acting as a communication channel among the directors and between directors and the Chair in respect of issues not readily or easily discussed in a formal setting.

7.3.2.4	Ensuring that the Board understands and maintains the boundaries between Board and management responsibilities.
8     Corporate Secretary

8.1	Appointment
The Board will appoint one of its members, its senior officers or its legal counsel to act as the Corporate Secretary.

8.2	General
The Corporate Secretary is responsible for assisting the Chair and the Lead Independent Director (if required to be appointed) in managing the operations and affairs of the Board and for performing additional duties as may be requested by the Chair, Lead Independent Director (if required to be appointed), or the Board or any of its committees from time to time.

8.3	Specific Roles and Responsibilities

8.3.1	Oversee the preparation of all materials for shareholders that relate to the election of directors or the matters discussed in these guidelines.

8.3.2	Confirm that all notices and materials are delivered to shareholders and directors in a timely manner.

8.3.3	Confirm that all minutes of meetings of shareholders, the Board and committees are accurately recorded.

8.3.4	Administer the operations of the Board and its committees.

8.3.5
Monitor compliance with the governance policies of the Board, including those regarding frequency and conduct of Board meetings, reporting information and other policies relating to the Board’s business.

8.3.6	Perform additional duties as may be requested by the Chair, Lead Independent Director (if required to be appointed), or the Board or any of its committees from time to time.
9     Board Committees

9.1	General
The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Nominating and Governance Committee and the Compensation Committee.

9.2	Composition
Each of the committees will be composed of at least three directors. Each of the Audit Committee, the Nominating and Governance Committee and Compensation Committee will be comprised of Independent Directors (unless otherwise required by applicable securities law). Committee members will be selected by the Board on the recommendation of the Nominating and Governance Committee and who meet the requirements with respect to independence and financial literacy, as applicable, set out in applicable securities laws.

9.3	Chair
Each of the committees are chaired by a director who is selected by the Board on the recommendation of the Nominating and Governance Committee. The chair will be responsible for determining the agenda and the frequency and conduct of meetings.

9.4	Mandates
Each committee has its own mandate that sets out its responsibilities and duties, qualifications for membership, procedures for committee member appointment and removal and reporting to the Board.
On a periodic basis (unless required annually or more frequently by applicable securities laws), each committee’s mandate is reviewed by both the committee itself and the Nominating and Governance Committee and is also reviewed and approved by the Board.
10     Board and Committee Meetings

10.1	Scheduling
Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address specific needs of the Corporation. The Board may also take action from time to time by unanimous written consent. Any director or the Chief Executive Officer may call a Board meeting.
Each committee meets as often as it determines necessary to fulfill its responsibilities. A meeting of any committee may be called by the chair of such committee, the Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Lead Independent Director (if required to be appointed), or any two committee members.
Board meetings are held at a location determined by the Chair on the advice of the Lead Independent Director (if required to be appointed) and meetings of each committee are held at a location determined by the chair of such committee.

10.2	Notice
Notice of the time and place of each meeting of the Board or any committee must be given to each director (a) not less than 48 hours before the time when the meeting is to be held if the notice is mailed; or (b) not less than 24 hours before the time the meeting is to be held if the notice is given personally or is delivered or is sent by any means of transmitted or recorded communication or as an electronic document.
Board or committee meetings may be held at any time without notice if all of the directors or committee members have waived or are deemed to have waived notice of the meeting. A director participating in a Board or committee meeting is deemed to have waived notice of the meeting.

10.3	Agenda
In consultation with the Corporate Secretary and the Lead Independent Director (if required to be appointed), the Chair establishes the agenda for each Board meeting. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

In consultation with the Corporate Secretary, the Lead Independent Director (if required to be appointed), and the Chief Executive Officer (or President if no Chief Executive Officer has been appointed), committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any committee meeting raise subjects that are not on the agenda for the meeting.
The Corporate Secretary distributes an agenda and meeting material in advance of each Board or committee meeting to allow Board or committee members, as the case may be, sufficient time to review and consider the matters to be discussed.

10.4	Independent Director Sessions
Independent Directors shall periodically meet separately without management present. The Lead Independent Director (if required to be appointed) informs management of the substance of these meetings to the extent that action is required by them.

10.5	Distribution of Information
The Board regularly receives reports on the financial results and operating activities of the Corporation, as well as periodic reports on certain non-operational matters, including, corporate governance, insurance, pensions and treasury matters and safety, health and environmental matters.

10.6	Attendance and Participation
Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting in person may participate by telephone or teleconference.

10.7	Quorum
A quorum for any Board meeting is a majority of directors.
A quorum for any committee meeting is a majority of its members.

10.8	Voting and Approval
At Board or committee meetings, each director or member, as applicable, is entitled to one vote and questions are decided by a majority of votes. In case of an equality of votes, the chair of the meeting does not have a second or casting vote and the motion fails.

10.9	Procedures
The Chair determines procedures for Board meetings unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.
The chair of the committee determines procedures for committee meetings unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

10.10	Corporate Secretary

Unless otherwise determined by the Board, the Corporate Secretary acts as secretary to the Board and each of its committees. In the absence of the Corporate Secretary, the Board or a committee may appoint any other person to act as secretary.

10.11	Minutes of Meetings
Unless otherwise determined by the Board, the Corporate Secretary keeps minutes of the proceedings of the Board and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.
11     Director Compensation
The Board believes that compensation for directors should be commensurate with the compensation paid to directors of comparable companies.
Directors who are employees of the Corporation or any of its affiliates do not receive any compensation for service as directors.
During the early stage of development of the Corporation, compensation for serving on the Board and its various subcommittees (including the Audit Committee and the Nominating and Governance Committee), as well as Chair of the Board (if the Chair is a non-employee) and any subcommittee thereof, and any meeting fees relating thereto shall be paid to outside directors by way of grant of options.
The Board may amend such compensation arrangements from time to time upon recommendation by the Chair of the Nominating and Governance Committee and approval of the Board, consistent with industry practice.
Directors are reimbursed by the Corporation for reasonable travel expenses (outside of the Greater Toronto Area) that are incurred in connection with their duties as directors.

12	Director Orientation and Continuing Education
New directors receive orientation materials describing the Corporation’s business and its corporate governance policies and procedures. New directors also have meetings with the Chair, Lead Independent Director (if required to be appointed), Chief Executive Officer, President, and Chief Financial Officer.
The Nominating and Governance Committee is responsible for reasonably confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

13	Board Access to Management and Advisors
Directors have access to members of management and are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, outside advisor or other persons to attend any of their meetings.
The Board and any of its committees may reasonably retain an outside advisor at the expense of the Corporation at any time and have the authority to determine the advisor’s fees and other retention terms.
Individual directors may retain an outside advisor at the expense of the Corporation with the approval of the Nominating and Governance Committee.

14	Performance Assessment of the Board and its Committees

The Nominating and Governance Committee should annually review the effectiveness of the Board in fulfilling its responsibilities and duties as set out in these guidelines.
In addition, the Nominating and Governance Committee should annually review the effectiveness of all Board committees in fulfilling their responsibilities and duties as set out in their charter and in a manner consistent with these guidelines.
The Nominating and Governance Committee should evaluate individual directors to assess their suitability for nomination for re-election.

15	Codes of Ethics
The Board expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards.
The Board should adopt and approve a Code of Business Conduct and Ethics (the “Code”) for employees which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. As set out in the Code, an employee who, in good faith, reports a concern regarding accounting matters or a suspected breach of the Code is protected from retaliation, such as discharge, demotion, suspension, threats, harassment or discrimination.
The Board should also adopt and approve a Code of Ethics for directors that set out the ethical standards that apply to directors in the exercise of their duties.
Both Codes should be available in print to any shareholder who requests a copy.

16	Indemnification and Insurance
In accordance with the by-laws of the Corporation, directors and officers are each indemnified by the Corporation against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Corporation and have otherwise complied with the provisions of applicable corporate law.
The Corporation maintains insurance for the benefit of its directors and officers against any liability incurred by them for which they would be indemnified. The amount and terms of the insurance coverage are dependent upon prevailing market conditions and practices with the objective of adequately protecting directors and officers from such liability.

17	Conflicts of Interest
Each director is required to inform the Nominating and Governance Committee of any conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so in accordance with applicable law.

18	Contact Board and Committees
The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees, by writing to the Corporate Secretary at:
Board of Directors of Sphere 3D Corp.
c/o Corporate Secretary
Sphere 3D Corp.

125 S. Market Street, Suite 1300
San Jose, CA 95113

19	Definitions
Legal terms used in this Mandate have the meanings attributed to them below. Terms not otherwise defined herein have the meanings attributed to them in Multilateral Instrument 52-110, as amended from time to time.
“financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Independent Director” means a director who has no direct or indirect material relationship with the Corporation. For this purpose, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment in carrying out the responsibilities of a director. Despite the foregoing, the following individuals are considered to have a material relationship with the Corporation:

•	An individual who is, or has been, an employee or executive officer of the Corporation, unless three years have elapsed since the end of the service or employment.

•	An individual whose immediate family member is, or has been, an executive officer of the Corporation unless three years have elapsed since the end of the service or employment.

•
An individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the Corporation unless three years have elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended.

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An individual whose immediate family member is, or has been, an affiliated entity of, or employed in a professional capacity by, a current or former internal or external auditor of the Corporation unless three years have elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended.

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An individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the Corporation’s current executive officers serve on the entity’s compensation committee unless three years have elapsed since the end of the service or employment.

•	An individual who:

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has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee, or as a part-time chair or vice-chair of the Board or any Board committee; or

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receives, or whose immediate family member employed as an executive officer of the Corporation receives, more than $75,000 in any twelve consecutive month-period in compensation from the Corporation, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee or as benefits under a tax-qualified retirement plan or non-discretionary compensation, unless three years have elapsed since he or she ceased to receive more than $75,000 of compensation in a twelve-month period.

•	An individual who is an affiliated entity of the Corporation or any of its subsidiary entities.